
09:30 am
SunCom
&
AT&T







[Driven by a Vision]



Triton PCS
Annual Report 2001







PCS

SunCom
Member of the AT&T Wireless Network

AT&T Wireless



Baltimore
Columbus
Fairmount
Clarksburg
Washington D.C.
Winchester
Harrisonburg
Fredericksburg
Staunton
Charleston
Charlottesville
Richmond
Lynchburg
Virginia Beach
Norfolk
Roanoke
VIRGINIA
Danville
Martinsville
Roanoke Rapids
Middlesboro
Bristol
Kingsport
Greensboro
Durham
Greenville
Johnson City
Rocky Mount
Raleigh
Goldsboro
Knoxville
Hickory
Pinehurst
Asheville
Fayetteville
New Bern
Charlotte
Jacksonville
Spartanburg
Greenville
Wilmington
Anderson
Florence
Greenwood
Columbia
Sumter
Myrtle Beach
SOUTH CAROLINA
Atlanta
Athens
Augusta
Orangeburg
Charleston
Beaufort
Hilton Head Island
Columbus
Savannah
Albany

Triton PCS licensed footprint

Contiguous AT&T Wireless licensed properties

[Company Profile]

Triton PCS, based in Berwyn, Pennsylvania, is a leading provider of digital wireless phone service in the Southeast, licensed to operate in a contiguous area serving approximately 13.5 million people in Virginia, North and South Carolina, northern Georgia, northeastern Tennessee and southeastern Kentucky. The company is marketing its wireless services under the brand "SunCom, a member of the AT&T Wireless Network," and is providing digital service in one of the nation's largest regional territories, spanning from south of Washington, D.C. to east of Atlanta, Georgia.

Financial Highlights

($'s in millions)	1999	2000	2001
Total Revenue	*$133.2*	*$357.3*	*$550.0*
EBITDA	*($76.2)*	*($22.5)*	*$65.0*

Growth in 2001



Usage per Subscriber per Month Up 21%

Roaming Revenue Up 29%

Subscribers Up 54%

Service Revenue Up 77%



Key Drivers

	1999	2000	2001
Subscribers (thousands)	*195.2*	*446.4*	*685.6*
Churn	*1.86%*	*1.80%*	*1.95%*
Average Revenue per User (ARPU) per Month	*$57.81*	*$60.99*	*$58.78*
Average Usage per Subscriber per Month (minutes)	*263*	*335*	*404*
Roaming Minutes (millions)	*134*	*370*	*608*
Cost per Gross Addition	*$434*	*$427*	*$415*
Cash Costs per User	*$96*	*$57*	*$45*

NYSE symbol: TPC
Website: www.tritonpcs.com

2001 Quarterly EBITDA
($'s in millions)


$10.4
$15.4
$20.2
$19.0
Q1
Q2
Q3
Q4





Dear Shareholder,

In 2001 we marked our third full year of operations. We have matured as a company, establishing Triton PCS as a strong player in a vigorously competitive marketplace and building a solid track record of significant accomplishments. This was especially challenging during the fourth quarter as the economy faltered in the wake of the September 11th terrorist attacks. Even so, we ended 2001 with remarkable achievements:

- We increased our subscriber base by 54 percent, ending the year with 685,653 customers;
- We continued to maintain industry-leading low churn with a 1.95 percent churn rate for the full year – marking 11 consecutive quarters of below 2 percent churn;
- Roaming traffic – measured in minutes of use – increased 64 percent to 608 million minutes, and
- We completed our expanded highway network construction and now provide ubiquitous service along more than 18,000 miles of interconnecting highways, linking our 37 Southeast markets.

We generated record revenue of $550 million while our average revenue per user exceeded our original expectations by nearly 4 percent. We posted positive EBITDA for each quarter, ending the year with $65.0 million in EBITDA, again exceeding our initial projections. The combination of high-quality subscribers and low churn translates into an expected lifetime value per customer that is 40 percent higher than the industry average.

At the root of these accomplishments is our rigorous adherence to the company's business strategy, embodied in our Vision Statement. From the outset, we have focused on achieving consistent, balanced and profitable growth to deliver shareholder value. The driving components of our business strategy remain constant: building and operating the best wireless network in our region; attracting high-quality, credit-worthy subscribers with compelling service offerings, and using the combination of outstanding network performance and unparalleled customer service to deliver low churn rates. We have not wavered from these principles, avoiding fads and pitfalls that achieve short-term gains at the expense of long-term profitability and growth.

Also essential is our focus on attracting and retaining the best Associates in the industry with competitive compensation and benefits. We firmly believe that talented, dedicated Associates are essential to the continued success of the company and distinguish us from our competition.

Significant Events

- Through two secondary offerings in 2001, the company expanded its public investor base to 34 percent of total equity ownership from 15 percent. In addition, in February 2001, the company sold 3.5 million shares of Class A common stock in a public offering, raising net proceeds for the company of $106.1 million;
- In November 2001, the company completed a $400 million bond offering, priced at 8 3/4 percent, with the net proceeds used to prepay bank debt. This transaction significantly enhanced the company's long-term liquidity position by reducing debt amortization associated with the bank debt;
- Throughout the year, the company has accumulated an abundant inventory of additional spectrum, most recently reaching an agreement with nTelos to purchase PCS licenses in Charlottesville and Winchester, Virginia. The additional spectrum is targeted to support implementation of next-generation technology;
- The company completed the transfer of its listing from the Nasdaq National Market to the New York Stock Exchange on July 31st when Triton PCS stock began trading on the NYSE under the new ticker "TPC";
- The company's corporate debt was upgraded in July by Moody's Investor Services and Standard & Poor's, as both agencies cited the company's subscriber growth, good financial results and solid capital position, and
- In January 2001, the company completed a $350 million bond offering, priced at 9 3/8 percent, with the net proceeds used for capital expenditures, including the buildout of Triton PCS's network, working capital and general corporate purposes.




NOKIA
9:30
SunCom
&
AT&T



Customer Focus

Virtually everything we do is designed to attract and retain high-quality, post-paid customers by providing them with a superior experience from purchase to the daily use of our services to excellent Customer Service if they have questions or problems. Central to that is our network.

During 2001, we put into service our 2000th cell site, capping a year of continuous expansion of our network. Not only did we complete our expanded network buildout along more than 18,000 highway miles *throughout our Southeast territory, we put into service a state-of-the-art* network operations center to monitor and manage our system. Our cell-site density – the number of cell sites we use to provide service per 1 million people – is among the highest in the industry. This translates into superior service for our customers and also enables us to capture increased roaming revenue, especially from AT&T Wireless customers when they travel through our markets.



Expected-Lifetime Subscriber Revenue


Industry $2,166
Triton PCS $3,014

ELSR represents the average subscriber revenue generated over the expected customer life.

[Our Vision]

To achieve excellence in every facet of our business, and to be publicly recognized as an industry leader. We shall command the respect of our investors, employees, customers, and the public at large through our dedication to fierce but fair competition and our willingness to adapt to the constantly changing needs of our industry and workforce. We will be a great place to work, a great product to own, and a great company to invest in.

We believe we provide our customers with the highest-quality network service, as our performance statistics consistently validate. In 2001, we processed more than 3 billion home and roaming minutes of use, and more than 1.6 billion calls attempted on our network with a 99.8 percent completion rate – all with less than 1 percent dropped calls, hand-off failures or blocked calls.

Similarly, we boast extensive distribution in our markets with more than 885 points of distribution, making it very convenient for customers to shop with us. During 2001, we increased our presence in high-traffic malls throughout our 37 markets by entering into an agreement with Zap, a leading Southeast electronics distributor, to be an exclusive provider of SunCom wireless services in its 61 retail stores – most of which are situated in attractive mall locations. Recently we also opened 20 company-operated retail stores in malls in our markets after assuming the leases from national retailer Bobby Allison Wireless.

Customers may also visit us online at www.suncom.com – to shop, to learn about our services and to view and pay their bills electronically. Our website has consistently grown in popularity – with online sales nearly doubling in 2001 and customers enrolled in automatic bill payment increasing more than threefold.

Our Customer Service standards are unparalleled. In 2001, our Customer Service representatives answered close to 5 million calls. Nearly 90 percent of those calls were answered on the first ring by a knowledgeable representative who can answer the customer's questions and is empowered to solve a customer's problem on the first call. The benefit of this outstanding service-level standard is a satisfied customer – and a churn rate of less than 2 percent.

Outlook for 2002

We remain optimistic about the future of the wireless industry and our position as a superior regional carrier. The opportunity for growth in our Southeast territory is very positive, especially in secondary markets where there is still great potential. We are well positioned for new technologies with excellent spectrum resources and are excited about the potential enhanced features and data capabilities promise. As a "fast follower" to AT&T Wireless, we have initiated a program to develop the capability to offer next-generation services. We are committed to delivering the highest-quality service to our customers and excellent operating performance to our shareholders by remaining true to our proven business strategy.

M.E. Kalogris
Chairman of the Board
and Chief Executive Officer

Steven R. Skinner
President and
Chief Operating Officer




SunCom
AT&T
SunCom


Subscribers
(in thousands)
242.6
301.0
361.6
446.4
502.0
560.7
617.8
685.7
0
100
200
300
400
500
600
700
Mar
Jun
Sep
Dec
Mar
Jun
Sep
Dec
2000
2001

SunCom strengthened its distribution mix by opening SunCom retail-operated stores in 20 mall locations in our markets, such as this one at the Chesterfield Towne Center in Richmond. The company has one of the most extensive distribution networks in the Southeast, ending the year with more than 885 points of distribution, including 119 company-operated stores.





Roaming Minutes
(in millions)
608
370
134
1999
2000
2001



Triton PCS 2001 Operational Excellence

In 2001, we continued to leverage our many business strengths to achieve superior results in all areas of our operations. The unique combination of our high-quality network, unparalleled customer service, compelling service offerings, expansive distribution and co-branding relationship with AT&T creates an exceptional value proposition for customers and distinguishes us as a dominant wireless carrier in our Southeast region.

Superb Network Quality and Coverage

The lifeblood of our company is our digital wireless network, spanning from south of Baltimore/Washington to east of Atlanta and providing crystal-clear digital service to hundreds of thousands of customers who rely on it daily for their business and personal communications needs. In 2001, we continued to expand this vital resource by adding some 4,600 additional miles of highway coverage, capping an expanded highway buildout program of more than 18,000 miles of interconnecting highways, linking our 37 Southeast markets. In only three years we have succeeded in building the most extensive digital wireless network in the Southeast, with more than 2,000 cell sites and a cell site density ratio of 150 sites per million people, one of the highest in the industry.

Significant coverage milestones last year included Virginia's eastern shore, between Maryland and Virginia Beach, where we covered more than 120 miles along the heavily traveled Route 13, including the Chesapeake Bay Bridge-Tunnel. We also expanded service in key North Carolina coastal communities, extending our contiguous reach from the Maryland border to Georgetown, South Carolina. More than one million people each year visit this stretch of coastline, which includes such popular beaches as Atlantic, Wrightsville, Sunset and Myrtle Beach.

Other network construction highlights included contiguous coverage along 377 miles of Interstate 81 from Winchester, Virginia, to Kingsport, Tennessee, a significant improvement for this mountainous area where wireless service can be difficult to provide. Elsewhere in Virginia, we completed construction along 210 miles of the busy east-west Interstate 64 from Virginia Beach to Interstate 81 in Staunton.

Our network performance also continued strong in 2001, with a 99.8 percent call completion rate, less than 1 percent system blocking and a less than 1 percent dropped call rate for




Annual Report

each quarter in each of our 37 markets. These performance statistics are among the finest in the wireless industry.

Our ubiquitous, high-quality network provides a strong foundation for continued roaming revenue growth. We are AT&T Wireless's preferred roaming partner in the Southeast, which enables us to extend the benefits of our digital service to customers roaming on our network, especially the many travelers who visit our markets from the adjacent AT&T Wireless markets of Baltimore/Washington, Atlanta, Charlotte and Raleigh/Durham.

Our territory, which includes 10 of the top 100 markets in the United States, continues to attract an exceptionally large volume of roaming traffic each year. **More than 50 million people visit the wide variety of popular resorts and historical sites in our region annually,** with most of them traveling by car. Last year, our total roaming minutes of use grew by an impressive 64 percent, to 608 million from 370 million in 2000.

Many of our markets also are vibrant centers of economic development, attracting thousands of business travelers as well as commercial development.

More than 6,800 high-tech companies operate in Virginia, which also ranks seventh among states in attracting venture capital investment and third in federal research and development dollars. South Carolina received more than $6 billion in capital investment in 2000. With the extensive network we have in place, Triton PCS is in a unique position to capture the growing wireless usage in these rapidly growing, under-penetrated areas.

The network technology of tomorrow promises even more exciting developments. We have already begun upgrading our network to prepare for the emerging worldwide digital standard, GSM (Global System for Mobile Communication), and the associated GPRS (General Packet Radio Service) technology. Together, these technologies will usher in a host of enhanced features designed to make customers' lives more mobile than ever before. Imagine, for example, being able to use your wireless phone to listen to music, pay for a soda from a vending machine or send a picture of your newborn to your parents, wherever you travel. These technology enhancements will enable high-speed data transfer rates, which will make these and many other advanced features available seamlessly throughout the United States.


3 def
2 abc
6 mno
5 jkl
4 ghi
8 tuv
7 pqrs


Cash Costs Per User
(Monthly cost of service and general and administrative expenses per user)
$96
$57
$45
1999
2000
2001






NOKIA
09:30 am
SunCom
&
AT&T

At the company's state-of-the-art Network Operations Center in [illegible], technicians provide surveillance and fault management of the Triton PCS network 24 hours a day, seven days a week. In 2001, more than 1.0 billion calls were attempted on our network with a 98.8 percent completion rate – and with less than 1 percent dropped calls, hand-off failures or blocked calls.

Our goal is to have GSM/GPRS capability installed in cellular base sites that collectively process more than 50 percent of our total system minutes by the end of 2002. **We are very enthusiastic about the potential of GSM/GPRS – today widely used in Europe and Asia – to greatly increase overall wireless penetration and usage levels in this country.**

Unparalleled Customer Service

Our highly responsive level of customer service continues to distinguish us from our competitors. Since launching operations in 1999, **we have consistently sustained our remarkable performance of answering nearly 90 percent of all calls to Customer Service on the first ring**, with knowledgeable, empowered Associates who live in our territory and, thus, can relate to our customers' needs and concerns. As an added convenience, we also offer a free service that lets customers automatically pay their bills online. Unlike most other services, SunCom Account Online lets all customers view their statements online, while those with detailed billing can also analyze and download their account information into an electronic spreadsheet.

The flexibility and convenience we offer our customers have resulted in one of the lowest churn rates in the wireless industry. For 2001, our churn rate was 1.95 percent, compared with an industry average of more than 2.5 percent.

Customers are so satisfied with our service that we earned "best" wireless carrier honors for the second and third years in a row, respectively, in Richmond, Virginia and Myrtle Beach, South Carolina. We also received similar distinctions in Danville and Bristol, Virginia.

We are installing a new, state-of-the-art billing system that will provide us with increased flexibility to serve our customers better and bring new wireless offerings to market quickly and cost effectively. This system will allow for real-time billing and billing for data and wireless Internet services. For example, the new Atlys billing system will give our customers the option of purchasing exciting services such as customized ring tones and two-way text messaging service on either a per-use or flat-rate basis.






Service Revenue
($'s in millions)
$38.0
$50.4
$62.6
$73.3
$82.0
$96.8
$106.1
$111.3
120
100
80
60
40
20
0
Mar
Jun
Sep
Dec
Mar
Jun
Sep
Dec
2000
2001

A SunCom Customer Service representative uses special mapping software to answer a customer question about network coverage. In 2001, the company continued its industry-leading performance of answering nearly 90 percent of all calls to Customer Service on the first ring with a live representative.





Average Usage per
Subscriber per Month
404 minutes
335
263
1999
2000
2001





Service Plans With a Unique Value Proposition

Just as our relationship with AT&T Wireless offers us significant technical and economic advantages, it also provides instant marketplace recognition. We co-brand our products and services as "SunCom, a member of the AT&T Wireless Network," which automatically links them in consumers' minds with one of the most recognized and highly respected brands in the United States.

During 2001, we enhanced our popular SunCom Welcome Home℠ service plans, our nationwide network plans that offer free long distance calling and no roaming charges whenever customers see SunCom and AT&T on the screen of their phones. These plans are highly profitable for the company because they leverage the favorable roaming relationship we have with AT&T Wireless.

In addition, we introduced SunCom SuperStates℠ plans, designed to appeal to consumers who want all-inclusive service. The new plans expanded on our 10-state regional plans to include the entire East Coast and have become a staple in our service offerings.

Widespread Distribution

One of the key components of our success is our powerful distribution network, which continues to fuel our subscriber growth. We have one of the most extensive distribution networks in the Southeast, ending the year with more than 885 points of distribution. Our distribution presence at the end of 2001 included 119 company-owned retail stores, 72 direct corporate sales representatives, and 696 authorized dealer and national retailer locations from brand-name companies like Circuit City, Best Buy and Zap.

We also enhanced our distribution last year through an agreement with Bobby Allison Wireless to assume the leases of the national retailer's mall locations in our markets, further diversifying our distribution mix by adding a strong mall presence for our company-operated retail channel. These locations are perfect for customers who prefer the ease and convenience of buying wireless service in major malls where they already shop.



Triton PCS is evaluating new devices such as the Treo 180 from Handspring™, which combines a mobile phone, an organizer, email and short-text messaging capability as well as Internet access.









We continue to be the exclusive provider of digital wireless service and equipment to the military population at 12 facilities, such as the Norfolk Naval Shipyard in Virginia, Camp Lejeune Marine Corps Base in North Carolina and the Charleston Naval Station in South Carolina, under our agreements with the Navy Exchange Service Command (NEXCOM) and the Army Air Force Exchange Service (AAFES). In 2001, we also were approved to provide digital wireless phones and service to federal government agencies and military bases in our territory under a modification to the contract the General Services Administration (GSA) holds for wireless services from AT&T Wireless.

Another important distribution channel is our e-commerce website at www.suncom.com, offering a complete online store where customers can purchase service, phones and accessories. We continue to experience ever-increasing customer usage of this Internet-based service, which we believe will be a key distribution outlet for us in the years ahead.

In 2001, reader polls ranked SunCom the "best" wireless carrier for the second and third years in a row, respectively, in Richmond, Virginia and Myrtle Beach, South Carolina. The company also earned similar honors last year in Danville and Bristol, Virginia reader surveys.



Percentage of Calls Established
100
99.8
99.6
99.4
99.2
99.0
99.8 99.8 99.8 99.8 99.8 99.8 99.8 99.8
Mar Jun Sep Dec Mar Jun Sep Dec
2000
2001




Roaming Revenue
($'s in millions)
$44.3
$98.5
$126.9
1999
2000
2001

New Products and Services

Just as we stand poised to deliver on new digital technologies like GPRS, we also expect to offer a new generation of digital wireless handsets. These new handsets will use high-speed wireless data connections to let customers do everything from process e-mail to access corporate databases, as well as surf the Internet – anytime, anywhere.

We also are experiencing a steady increase in the use of SunCom iNotes℠, our two-way short message service, which lets users compose, send and receive text messages from their mobile handsets when placing calls is otherwise inconvenient or inappropriate. The majority of our customers currently use phones that are iNotes-equipped, and we believe this new technology, so widely used in the United Kingdom and Japan, will grow exponentially in popularity here in the United States.

SunCom offers a wide variety of popular phone models, including the Motorola V60 (right). The Motorola V70 (left), available later this year, will use GPRS (General Packet Radio Service) technology to permit Internet access and other advanced features.



As we enter our fourth year of operations, **Triton PCS is more committed than ever to attracting and retaining customers with our high-quality wireless service,** while at the same time, delivering exceptional shareholder value. We are fortunate to have nearly 2,000 highly skilled Associates who dedicate themselves each and every day to ensuring that Triton PCS remains a leader in providing wireless services in the Southeast.

This sleek, over-the-ear headset incorporates the latest Bluetooth™ wireless technology to deliver hands-free convenience. Simple to operate, the headset automatically links to a compatible wireless phone – without the need for a connecting cord.



Financial Section Table of Contents

Selected Financial Data

The following tables present selected financial data derived from audited financial statements of Triton for the period from March 6, 1997 to December 31, 1997 and for the years ended December 31, 1998, 1999, 2000 and 2001. In addition, subscriber data for the same periods is presented. The following financial information is qualified by reference to and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes appearing elsewhere in this report.

(IN THOUSANDS, EXCEPT SHARE DATA)	March 6, 1997 through December 31, 1997	Year Ended December 31, 1998	1999	2000	2001
Statement of Operations Data:					
Revenues:					
Service	$ –	$ 11,172	$ 63,545	$ 224,312	$ 396,152
Roaming	–	4,651	44,281	98,492	126,909
Equipment	–	755	25,405	34,477	26,928
Total revenues	–	16,578	133,231	357,281	549,989
Expenses:					
Costs of services and equipment	–	10,466	107,521	194,686	246,255
Selling and marketing	–	3,260	59,580	100,403	108,737
General and administrative	2,736	15,589	42,354	84,682	129,955
Non-cash compensation	–	1,120	3,309	8,267	17,191
Depreciation and amortization	5	6,663	45,546	94,131	127,677
Total operating expenses	2,741	37,098	258,310	482,169	629,815
Loss from operations	(2,741)	(20,520)	(125,079)	(124,888)	(79,826)
Interest and other expense	1,228	30,391	41,061	56,229	131,581
Interest and other income	8	10,635	4,852	4,957	18,322
Gain (loss) on sale of property, equipment and marketable securities, net	–	–	11,928	–	(174)
Loss before taxes	$(3,961)	$(40,276)	$(149,360)	$(176,160)	$(193,259)
Income tax expense (benefit)	–	(7,536)	–	746	1,372
Extraordinary loss on early retirement of debt	–	–	–	–	3,952
Net loss	$(3,961)	$(32,740)	$(149,360)	$(176,906)	$(198,583)
Accretion of preferred stock	–	6,853	8,725	9,865	10,897
Net loss available to common stockholders	$(3,961)	$(39,593)	$(158,085)	$(186,771)	$(209,480)
Net loss per common share (basic and diluted)	$ (1.25)	$ (8.18)	$ (9.79)	$ (3.01)	$ (3.22)
Weighted average common shares outstanding (basic and diluted)	3,159,418	4,841,520	16,142,482	62,058,844	64,968,315

(IN THOUSANDS)	As of December 31, 1997	1998	1999	2000	2001
Balance Sheet Data:					
Cash and cash equivalents	$11,362	$146,172	$186,251	$ 1,617	$ 371,088
Working capital (deficiency)	(5,681)	146,192	134,669	(54,305)	283,314
Property, plant and equipment, net	473	198,953	421,864	662,990	793,175
Intangible assets, net	1,249	308,267	315,538	300,161	283,847
Total assets	13,253	686,859	979,797	1,065,890	1,683,605
Long-term debt and capital lease obligations	–	465,689	504,636	728,485	1,344,291
Redeemable preferred stock	–	80,090	94,203	104,068	114,965
Stockholders' (deficit) equity	(3,959)	95,889	233,910	55,437	(39,221)

(IN THOUSANDS)	March 6, 1997 through December 31, 1997	Year Ended December 31, 1998	1999	2000	2001
Other Data:					
Subscribers (end of period)	–	33,844	195,204	446,401	685,653
EBITDA[(1)]	$(2,736)	$ (12,737)	$ (76,224)	$ (22,490)	$ 65,042
Cash flows from:					
Operating activities	$(1,077)	$ (4,130)	$ (51,522)	$ (18,132)	$ 5,081
Investing activities	(478)	(372,372)	(191,538)	(346,444)	(318,181)
Financing activities	12,917	511,312	283,139	179,942	682,571

(1) "EBITDA" is defined as operating loss plus depreciation and amortization expense and non-cash compensation. EBITDA is key financial measure but should not be construed as an alternative to operating income, cash flows from operating activities or net income (loss), as determined in accordance with generally accepted accounting principles. EBITDA is not a measure determined in accordance with generally accepted accounting principles. We believe that EBITDA is a standard measure commonly reported and widely used by analysts and investors in the wireless communication industry. However, our method of computation may or may not be comparable to other similarly titled measures of other companies.

Market for Registrant's Common Equity and Related Stockholder Matters

Holdings' Class A common stock began trading on the New York Stock exchange under the trading symbol "TPC" on July 31, 2001. Prior to July 31, 2001, Holdings' Class A common stock was traded on the Nasdaq National Market under the trading symbol "TPCS". The following table provides the high and low closing sales prices for Holdings' Class A common stock as reported by the New York Stock Exchange or the Nasdaq National Market, as appropriate, for each of the periods indicated:

	Low	High
Year Ended December 31, 2000		
First Quarter	$39.38	$68.88
Second Quarter	37.88	60.00
Third Quarter	25.00	59.25
Fourth Quarter	25.94	52.38
Year Ended December 31, 2001		
First Quarter	$29.44	$45.69
Second Quarter	28.63	41.00
Third Quarter	31.99	42.36
Fourth Quarter	28.20	37.90

Holdings has not paid any cash dividends on its Class A common stock since its inception and does not anticipate paying any cash dividends in the foreseeable future. Holdings' ability to pay dividends is restricted by the terms of its preferred stock, its indentures and its credit facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Credit Facility" and "Senior Subordinated Notes."

As of February 28, 2002, the closing price for Holdings' Class A common stock as reported by the New York Stock Exchange was $8.96 per share, and Holdings had approximately 4,608 holders of its Class A common stock and two holders of its Class B non-voting common stock.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Introduction

The following discussion and analysis is based upon our financial statements as of the dates and for the periods presented in this section. You should read this discussion and analysis in conjunction with our financial statements and the related notes contained elsewhere in this report.

We were incorporated in October 1997. In February 1998, we entered into a joint venture with AT&T Wireless. As part of the agreement, AT&T Wireless contributed to us personal communications services licenses covering 20 MHz of authorized frequencies in a contiguous geographic area encompassing portions of Virginia, North Carolina, South Carolina, Tennessee, Georgia and Kentucky in exchange for an equity position in Triton. As part of the transaction, we were granted the right to be the exclusive provider of wireless mobility services using equal emphasis co-branding with AT&T within our region.

On June 30, 1998, we acquired an existing cellular system serving Myrtle Beach and the surrounding area from Vanguard Cellular Systems of South Carolina, Inc. In connection with this acquisition, we began commercial operations and earning recurring revenue in July 1998. We integrated the Myrtle Beach system into our personal communications services network as part of our initial network deployment. Substantially all of our revenues prior to 1999 were generated by cellular services provided in Myrtle Beach. Our results of operations do not include the Myrtle Beach system prior to our acquisition of that system.

We began generating revenues from the sale of personal communications services in the first quarter of 1999 as part of our initial personal communications services network deployment. As of December 31, 2001, we had successfully launched and offered personal communications service to approximately 13.5 million people in all of our 37 markets.

Critical Accounting Policies and Estimates

Triton's discussion and analysis of its financial condition and results of operations are based upon Triton's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires Triton to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, Triton evaluates its estimates, including those related to bad debts, inventories, income taxes, contingencies and litigation. Triton bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Triton believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

- Triton maintains allowances for doubtful accounts for estimated losses resulting from the inability of its subscribers to make required payments. If the financial condition of a material portion of Triton's subscribers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

- Triton writes down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Management's Discussion and Analysis of Financial Condition and Results of Operations

- Triton records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. While Triton has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event Triton were to determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should Triton determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

Triton assesses the impairment of identifiable intangible assets whenever events or changes in circumstances indicate the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include, significant underperformance relative to historical or projected future operating results or significant changes in the manner of use of the assets or the strategy for our overall business. When we determine that the carrying value of intangible assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure any impairment based upon a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model.

In 2002, Statement of Financial Accounting Standards, or SFAS, No. 142 "Goodwill and Other Intangible Assets" became effective and as a result, we will cease to amortize approximately $278.0 million of intangible FCC licenses, which we believe qualify as having an indefinite life. We had recorded approximately $6.9 million of amortization on these licenses during 2001 and would have recorded approximately $6.9 million of amortization during 2002. In lieu of amortization, we are required to perform an initial impairment review of our FCC licenses in 2002 and an annual review thereafter. We currently do not expect to record an impairment charge upon completion of the initial impairment review. However, we cannot be certain that at the time the review is completed a material impairment charge will not be recorded.

Revenue

We derive our revenue from the following sources:

- *Service.* We sell wireless personal communications services. The various types of service revenue associated with wireless communications services for our subscribers include monthly recurring charges and monthly non-recurring airtime charges for local, long distance and roaming airtime used in excess of pre-subscribed usage. Our customers' roaming charges are rate plan dependent and based on the number of pooled minutes included in their plans. Service revenue also includes non-recurring activation and de-activation service charges.

- *Equipment.* We sell wireless personal communications handsets and accessories that are used by our customers in connection with our wireless services.

- *Roaming.* We charge per minute fees to other wireless telecommunications companies for their customers' use of our network facilities to place and receive wireless services.

We believe our roaming revenues will be subject to seasonality. We expect to derive increased revenues from roaming during vacation periods, reflecting the large number of tourists visiting resorts in our coverage area. We believe that our equipment revenues will also be seasonal, as we expect sales of telephones to peak in the fourth quarter, primarily as a result of increased sales during the holiday season. Although we expect our overall revenues to increase due to increasing roaming minutes, our per-minute roaming revenue will decrease over time according to the terms of our agreements with AT&T Wireless.

Costs and Expenses

Our costs of services and equipment include:

- *Equipment.* We purchase personal communications services handsets and accessories from third party vendors to resell to our customers for use in connection with our services. Because we subsidize the sale of handsets to encourage the use of our services, the cost of handsets is higher than the resale price to the customer. We do not manufacture any of this equipment.

- *Roaming Fees.* We incur fees to other wireless communications companies based on airtime usage by our customers on other wireless communications networks.

- *Transport and Variable Interconnect.* We incur charges associated with interconnection with other wireline and wireless carriers' networks. These fees include monthly connection costs and other fees based on minutes of use by our customers.

- *Variable Long Distance.* We pay usage charges to other communications companies for long distance service provided to our customers. These variable charges are based on our subscribers' usage, applied at pre-negotiated rates with the other carriers.

- *Cell Site Costs.* We incur expenses for the rent of towers, network facilities, engineering operations, field technicians, and related utility and maintenance charges.

Recent industry data indicate that transport, interconnect, roaming and long distance charges that we currently incur will continue to decline, due principally to competitive pressures and new technologies.

Other expenses include:

- *Selling and Marketing.* Our selling and marketing expense includes advertising and promotional costs, commission expense for our indirect, direct and e-commerce agents, and fixed charges such as store rent and retail associates' salaries.

- *General and Administrative.* Our general and administrative expense includes customer care, billing, information technology, finance, accounting, legal services and product development. Functions such as customer care, billing, finance, accounting and legal services are likely to remain centralized in order to achieve economies of scale.

- *Depreciation and Amortization.* Depreciation of property and equipment is computed using the straight-line method, generally over three to twelve years, based upon estimated useful lives. Leasehold improvements are amortized over the lesser of the useful lives of the assets or the term of the lease. Network development costs incurred to ready our network for use are capitalized. Depreciation of network development costs begins when the network equipment is ready for its intended use and is amortized over the estimated useful life of the asset. Previous to January 1, 2002, our personal communications services licenses and our cellular license were being amortized over a period of 40 years. In 2002, SFAS No. 142 "Goodwill and Other Intangible Assets" became effective, and as a result, we will cease to amortize approximately $278.0 million of intangible FCC licenses, which we believe qualify as having an indefinite life.

- *Non-cash Compensation.* As of December 31, 2001 we recorded $92.6 million of deferred compensation associated with the issuances of our common and preferred stock to employees. The compensation is being recognized over four to five years as the stock vests.

Management's Discussion and Analysis of Financial Condition and Results of Operations

- *Interest Income (Expense) and other.* Interest income is earned primarily on our cash and cash equivalents. Interest expense through December 31, 2001 consists of interest on our credit facility, our 11% senior subordinated discount notes due 2008, our 9⅜% senior subordinated notes due 2011 and our 8¾% senior subordinated notes due 2011, net of capitalized interest. Other expenses include amortization of certain financing charges.

Our ability to improve our margins will depend on our ability to manage our variable costs, including selling, general and administrative expense, costs per gross added subscriber and costs of building out our network. We expect our operating costs to grow as our operations expand and our customer base and call volumes increase. Over time, these expenses should represent a reduced percentage of revenues as our customer base grows. Management will focus on application of systems and procedures to reduce billing expense and improve subscriber communication. These systems and procedures will include debit billing, credit card billing, over-the-air payment and Internet billing systems.

Results of Operations

Year ended December 31, 2001 compared to the year ended December 31, 2000

Net subscriber additions were 239,252 for the year ended December 31, 2001, bringing our total subscribers to 685,653 as of December 31, 2001, an increase of 53.6% over our subscriber total as of December 31, 2000. The increase in subscribers was primarily due to continued strong demand for our digital service offerings and pricing plans. The wireless industry typically generates a higher number of subscriber additions and handset sales in the fourth quarter of each year compared to the other quarters. This is due to the use of retail distribution, which is dependent on the holiday shopping season, the timing of new products and service introductions, and aggressive marketing and sales promotions.

Subscriber churn was 1.95% and 1.80% for the years ended December 31, 2001 and 2000, respectively. We believe that our churn rate remains consistently low due to our high quality system performance, our commitment to quality customer service and our focused collection efforts.

Average revenue per user, or *ARPU*, was $58.78 and $60.99 for the years ended December 31, 2001 and 2000, respectively. We continue to focus on attracting new customers with rate plans that provide more value to the customer at a higher average customer bill. The $2.21 decrease, or 3.6%, was primarily the result of a change in our rate plan mix, as subscribers who are new to the wireless sector typically begin service with a lower monthly access plan.

Total revenue increased 53.9% to $550.0 million for the year ended December 31, 2001 from $357.3 million for the year ended December 31, 2000. Service revenue for the year ended December 31, 2001 was $396.2 million, an increase of $171.9 million, or 76.6%, compared to $224.3 million for the year ended December 31, 2000. The increase in service revenue was due primarily to strong growth of subscribers. Equipment revenue was $26.9 million for the year ended December 31, 2001, a decline of $7.6 million, or 22.0% compared to $34.5 million for the year ended December 31, 2000. The equipment revenues decline was due primarily to a decrease in the average revenue per item sold, partially offset by an increase in the quantities sold. Roaming revenue was $126.9 million for the year ended December 31, 2001, an increase of $28.4 million, or 28.8%, compared to $98.5 million for the year ended December 31, 2000. The increase in roaming revenue was the result of increased roaming minutes of use resulting from the expansion of our network, partially offset by a contractual decrease in our service charge per minute.

Cost of service was $174.5 million for the year ended December 31, 2001, an increase of $49.2 million, or 39.3%, compared to $125.3 million for the year ended December 31, 2000. Approximately 40% of the increase was due to the expansion of our network. We added approximately 350 cell sites to our network in 2001. The remaining increase of approximately 60% over the prior year was the result of an increase in the charges paid to connect calls on other networks, including access, interconnection and toll related charges. These increases were due primarily to increased costs of expanding and maintaining our wireless network to support an increase in the number of subscriber and roamer minutes of use. Cost of equipment was $71.8 million for the year ended December 31, 2001, an increase of $2.4 million or 3.5%, compared to $69.4 million for the year ended December 31, 2000. The increase was due primarily to an increase in gross subscriber additions, partially offset by a decrease in the average cost of items sold.

Selling and marketing costs were $108.7 million for the year ended December 31, 2001, an increase of $8.3 million, or 8.3%, compared to $100.4 million for the year ended December 31, 2000. The increase was primarily due to increased marketing and selling costs, including commission and manpower related costs. This increase resulted from a 16.7% increase in gross subscriber additions in the year ended December 31, 2001, versus the prior year ended December 31, 2000. The increase was also attributable to increasing the points of distribution in our company-owned retail store channel by 27% in 2001.

General and administrative expenses were $130.0 million for the year ended December 31, 2001, an increase of $45.3 million or 53.5%, compared to $84.7 million for the year ended December 31, 2000. The increase was primarily due to the development and growth of infrastructure and staffing related to information technology, customer care, collections, retention and other administrative functions established in conjunction with the corresponding growth in our subscriber base.

EBITDA represents operating loss plus depreciation and amortization expense and non-cash compensation. We believe EBITDA provides meaningful additional information on our operating results and on our ability to service our long-term debt and other fixed obligations as well as our ability to fund our continued growth. EBITDA is considered by many financial analysts to be a meaningful indicator of an entity's ability to meet its future financial obligations. Growth in EBITDA is considered to be an indicator of future profitability, especially in a capital-intensive industry such as wireless telecommunications. EBITDA should not be construed as an alternative to operating income (loss) as determined in accordance with United States GAAP, as an alternate to cash flows from operating activities as determined in accordance with United States GAAP, or as a measure of liquidity. EBITDA was $65.0 million and a loss of $22.5 million for the years ended December 31, 2001 and 2000, respectively. The gain of $87.5 million resulted primarily from the items discussed above.

Non-cash compensation expense was $17.2 million for the year ended December 31, 2001, an increase of $8.9 million or 107.2%, compared to $8.3 million for the year ended December 31, 2000. The increase is attributable to the vesting of an increased number of restricted shares of Holdings' Class A common stock awarded to management in prior years.

Depreciation and amortization expenses were $127.7 million for the year ended December 31, 2001, an increase of $33.6 million or 35.7% compared to $94.1 million for the year ended December 31, 2000. The increase relates primarily to increased depreciation expense due to the growth in the depreciable asset base resulting from capital expenditures. Depreciation will continue to increase, as additional portions of our network are placed into service.

Interest and other expense was $131.6 million, net of capitalized interest of $5.9 million, for the year ended December 31, 2001. Interest and other expense was $56.2 million, net of capitalized interest of $9.5 million, for the year ended December 31, 2000. The increase of $75.4 million, or 134.2 % relates primarily to $32.0 million

Management's Discussion and Analysis of Financial Condition and Results of Operations

of interest from our $350.0 million 9⅜% senior subordinated notes offering completed in January 2001 and $4.6 million of interest from our $400.0 million 8¾% senior subordinated notes offering completed in November 2001. For the year ended December 31, 2001, we had a weighted average interest rate of 9.43% on our average borrowings under our bank credit facility and our average obligation for the senior subordinated debt as compared with 10.98% for the year ended December 31, 2000. In addition, interest expense was higher on the credit facility due to mandatory draws on the facility in 2001. Other expense of $12.9 million was recorded in 2001. This expense was the result of paying down $390.0 million of the credit facility with net proceeds from the 8¾% senior subordinated notes offering, certain fixed interest rate derivatives no longer qualify as cash flow hedges in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 137 and SFAS No. 138. The fair value of these non-qualifying hedges on November 14, 2001 and subsequent changes in their fair value were recorded in the statement of operations as other expense for the year ended December 31, 2001.

Interest income was $18.3 million for the year ended December 31, 2001, an increase of $13.3 million, or 266.0%, compared to $5.0 million for the year ended December 31, 2000. The increase of $13.3 million was due primarily to interest on higher average cash balances.

Net loss was $198.6 million and $176.9 million for the years ended December 31, 2001 and 2000, respectively. The net loss increase of $21.7 million resulted primarily from the items discussed above.

Year ended December 31, 2000 compared to the year ended December 31, 1999

Net subscriber additions were 251,197 and 161,360 for the years ended December 31, 2000 and 1999, respectively. Subscribers were 446,401 and 195,204 as of December 31, 2000 and 1999, respectively. The increase in subscribers was primarily due to offering twelve months of service in the 27 markets launched as of December 31, 1999 as part of our network build-out, launching 10 additional markets between December 31, 1999 and December 31, 2000 as part of the network build-out, and continued strong demand for our digital service offerings and pricing plans.

The wireless industry typically generates a higher number of subscriber additions and handset sales in the fourth quarter of each year compared to the other quarters. This is due to the use of retail distribution, which is dependent on the holiday shopping season, the timing of new products and service introductions, and aggressive marketing and sales promotions.

Subscriber churn was 1.80% and 1.86% for the years ended December 31, 2000 and 1999, respectively. We believe that our churn rate remains consistently low due to our high quality system performance, our commitment to quality customer service and our focused collection efforts.

ARPU was $60.99 and $57.81 for the years ended December 31, 2000 and 1999, respectively. We continue to focus on attracting new customers with rate plans that provide more value to the customer at a higher average customer bill.

Total revenue was $357.3 million and $133.2 million for the years ended December 31, 2000 and 1999, respectively. Service revenue was $224.3 million and $63.5 million for the years ended December 31, 2000 and 1999, respectively. The increase in service revenue of $160.8 million was due primarily to growth of subscribers. Equipment revenue was $34.5 million and $25.4 million for the years ended December 31, 2000 and 1999, respectively. The equipment revenues increase of $9.1 million was due primarily to the increase in gross additions. Roaming revenue was $98.5 million and $44.3 million for the years ended December 31, 2000 and 1999, respectively. The increase in roaming revenues of $54.2 million was due to increased roaming minutes of use resulting from our continued network build-out, partially offset by a contractual decrease in our service charge per minute.

Cost of service was $125.3 million and $63.2 million for the years ended December 31, 2000 and 1999, respectively. The increase in costs of service of $62.1 million was due primarily to increased costs of expanding and maintaining our wireless network to support an increase in the number of subscriber and roamer minutes of use. Cost of equipment was $69.4 million and $44.3 million for the years ended December 31, 2000 and 1999, respectively. The increase of $25.1 million was due primarily to an increase in subscriber additions.

Selling and marketing costs were $100.4 million and $59.6 million for the years ended December 31, 2000 and 1999, respectively. The increase of $40.8 million was primarily due to the expansion of our sales distribution channels and advertising and promotion costs associated with the additional markets launched.

General and administrative expenses were $84.7 million and $42.4 million for the years ended December 31, 2000 and 1999, respectively. The increase of $42.3 million was primarily due to the development and growth of infrastructure and staffing related to information technology, customer care, collections, retention and other administrative functions established in conjunction with launching additional markets and the corresponding growth in subscriber base.

EBITDA represents operating loss plus depreciation and amortization expense and non-cash compensation. We believe EBITDA provides meaningful additional information on our operating results and on our ability to service our long-term debt and other fixed obligations as well as our ability to fund our continued growth. EBITDA is considered by many financial analysts to be a meaningful indicator of an entity's ability to meet its future financial obligations. Growth in EBITDA is considered to be an indicator of future profitability, especially in a capital-intensive industry such as wireless telecommunications. EBITDA should not be construed as an alternative to operating income (loss) as determined in accordance with United States GAAP, as an alternate to cash flows from operating activities as determined in accordance with United States GAAP, or as a measure of liquidity. EBITDA was a loss of $22.5 million and a loss of $76.2 million for the years ended December 31, 2000 and 1999, respectively. The decrease in the loss of $53.7 million resulted primarily from the items discussed above.

Non-cash compensation expense was $8.3 million and $3.3 million for the years ended December 31, 2000 and 1999, respectively. The increase of $5.0 million is attributable to the vesting of an increased number of restricted shares of Holdings' Class A common stock awarded to management in prior years.

Depreciation and amortization expenses were $94.1 million and $45.5 million for the years ended December 31, 2000 and 1999, respectively. The increase of $48.6 million relates primarily to depreciation of our fixed assets as well as the amortization on our personal communications services licenses and AT&T agreements upon the commercial launch of certain markets.

Interest and other expense was $56.2 million, net of capitalized interest of $9.5 million, for the year ended December 31, 2000. Interest and other expense was $41.1 million, net of capitalized interest of $12.3 million, for the year ended December 31, 1999. The increase of $15.1 million relates primarily to additional draws on our credit facility totaling $182.8 million and less capitalized interest as a result of assets placed into service. For the year ended December 31, 2000, we had a weighted average interest rate of 10.98% on our average borrowings under our bank credit facility and our average obligation for the 11% senior subordinated discount notes.

Interest income was $5.0 million and $4.9 million for the years ended December 31, 2000 and 1999, respectively. The increase of $0.1 million was due primarily to interest on slightly higher average cash balances.

Gain on sale of property, equipment and marketable securities was $11.9 million for the year ended December 31, 1999, relating primarily to the gain recorded on the tower sale of $11.6 million, and the gain on the sale of marketable securities of $1.0 million, partially offset by a $0.8 million loss on the sale of furniture and fixtures. We recorded no gains or losses on the sale of assets in 2000.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Net loss was $176.9 million and $149.4 million for the years ended December 31, 2000 and 1999, respectively. The net loss increase of $27.5 million resulted primarily from the items discussed above.

Liquidity and Capital Resources

The construction of our network and the marketing and distribution of wireless communications products and services have required, and will continue to require, substantial capital. Capital outlays have included license acquisition costs, capital expenditures for network construction, funding of operating cash flow losses and other working capital costs, debt service and financing fees and expenses. We estimate that capital expenditures for network construction will be approximately $150 million in 2002. We may have additional capital requirements, which could be substantial, for acquisition of new broadband personal communications service licenses or for future upgrades for advances in new technology.

Preferred Stock. As part of our joint venture agreement with AT&T Wireless, Holdings issued 732,371 shares of its Series A preferred stock to AT&T Wireless PCS. The Series A preferred stock provides for cumulative dividends at an annual rate of 10% on the $100 liquidation value per share plus unpaid dividends. These dividends accrue and are payable quarterly; however, we may defer all cash payments due to the holders until June 30, 2008, and quarterly dividends are payable in cash thereafter. To date, all such dividends have been deferred. The Series A preferred stock is redeemable at the option of its holders beginning in 2018 and at our option, at its liquidation value plus unpaid dividends on or after February 4, 2008. On and after February 4, 2006, the Series A preferred stock is also convertible at the option of its holders for shares of Holdings' Class A common stock having a market value equal to the liquidation value plus unpaid dividends on the Series A preferred stock. We may not pay dividends on, or, subject to specified exceptions, repurchase shares of our common stock without the consent of the holders of the Series A preferred stock.

Credit Facility. On September 14, 2000, Triton PCS, Inc. (Triton PCS), a wholly owned subsidiary of Holdings, entered into a second amended and restated credit agreement that provided for a senior secured bank facility with a group of lenders for an aggregate amount of $750.0 million of borrowings. On November 14, 2001, Triton PCS extinguished $390.0 million of the bank facility with net proceeds from the 8¾% senior subordinated notes offering. Triton PCS began to repay the then outstanding term loans in quarterly installments, beginning on February 4, 2002. On March 8, 2002, the credit agreement was amended to create a new term loan with $125.0 million of available borrowings. As of December 31, 2001, after giving effect to the creation of the new $125.0 million term loan, Triton PCS had $185.0 million and $300.0 million of outstanding borrowings and committed availability, respectively, under the bank facility. The bank facility provides for:

- a $14.4 million senior secured Tranche A term loan maturing in May 2006, all of which was outstanding as of December 31, 2001;
- a $150.0 million senior secured Tranche B term loan maturing in February 2007, all of which was outstanding as of December 31, 2001;
- a $14.4 million senior secured Tranche C term loan maturing in May 2006, all of which was outstanding as of December 31, 2001;
- a $81.2 million senior secured Tranche D term loan maturing in May 2006, $6.2 million of which was outstanding as of December 31, 2001;
- a $125.0 million senior secured Tranche E term loan maturing in February 2007, none of which was outstanding as of December 31, 2001; and

- a $100.0 million senior secured revolving credit facility maturing in May 2006, none of which was outstanding as of December 31, 2001.

The terms of the bank facility will permit Triton PCS, subject to various terms and conditions, including compliance with specified leverage ratios, to draw up to the remaining amount available under the facility to finance working capital requirements, capital expenditures, permitted acquisitions and other corporate purposes. Borrowings under the facility are subject to customary terms and conditions. As of December 31, 2001, Triton PCS was in compliance with all such covenants, and Triton PCS expects to remain compliant in the future.

The commitments to make loans under the revolving credit facility are automatically and permanently reduced in installments beginning in August 2004 through May 2006. In addition, the credit agreement requires Triton PCS to make mandatory prepayments of outstanding borrowings under the credit facility based on a percentage of excess cash flow and contains financial and other covenants customary for facilities of this type, including limitations on investments and on Triton PCS's ability to incur debt and pay dividends.

Senior Subordinated Notes. On May 4, 1998, Triton PCS completed the private placement of $512.0 million principal amount at maturity of 11% senior subordinated discount notes due 2008 under Rule 144A and Regulation S of the Securities Act of 1933. The proceeds of the offering, after deducting the initial purchasers' discount, were $291.0 million. The 11% senior subordinated discount notes due 2008 are guaranteed by all of Triton PCS's subsidiaries. The indenture for the notes contains customary covenants, including covenants that limit our subsidiaries' ability to pay dividends to us, make investments and incur debt. The indenture also contains customary events of default. On October 30, 1998, Triton PCS closed its registered exchange offer of $512.0 million aggregate principal amount at maturity of its 11% senior subordinated discount notes due 2008 for $512.0 million aggregate principal amount at maturity of its newly issued 11% senior subordinated discount notes due 2008, which have been registered under the Securities Act.

On January 19, 2001, Triton PCS completed the private placement of $350.0 million principal amount of 9⅜% senior subordinated notes due 2011 under Rule 144A and Regulation S of the Securities Act. The proceeds of the offering, after deducting the initial purchasers' discount and estimated expenses, were $337.5 million. The 9⅜% senior subordinated notes due 2011 are guaranteed by all of the domestic subsidiaries of Triton PCS. The indenture for the notes contains customary covenants, including covenants that limit our subsidiaries' ability to pay dividends to us, make investments and incur debt. The indenture also contains customary events of default. On June 15, 2001, Triton PCS closed its registered exchange offer of $350.0 million principal amount of its 9⅜% senior subordinated notes due 2011 for $350.0 million principal amount of its newly issued 9⅜% senior subordinated notes due 2011, which have been registered under the Securities Act.

On November 14, 2001, Triton PCS completed the private placement of $400.0 million principal amount of 8¾% senior subordinated notes due 2011 under Rule 144A and Regulation S of the Securities Act. The proceeds of the offering, after deducting the initial purchasers' discount and estimated expenses, were approximately $390.0 million. The 8¾% senior subordinated notes due 2011 are guaranteed by all of the subsidiaries of Triton PCS. The indenture for the notes contains customary covenants, including covenants that limit our subsidiaries ability to pay dividends to us, make investments and incur debt. The indenture also contains customary events of default. On February 14, 2002, Triton PCS closed its registered exchange offer of $400.0 million principal amount of its 8¾% senior subordinated notes due 2011 for $400.0 million principal amount of its newly issued 8¾% senior subordinated notes due 2011, which have been registered under the Securities Act.

Equity Offering. On February 28, 2001, we issued and sold 3,500,000 shares of Class A common stock in a public offering at $32.00 per share and raised approximately $106.1 million, net of $5.9 million of costs.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Historical Cash Flow. As of December 31, 2001, we had $371.1 million in cash and cash equivalents, as compared to $1.6 million in cash and cash equivalents at December 31, 2000. Net working capital was $283.3 million at December 31, 2001 and $(54.3) million at December 31, 2000. The $5.1 million of cash provided by operating activities during the year ended December 31, 2001 was the result of our net loss of $198.6 million and $19.3 million of cash used by changes in working capital and other long-term assets, partially offset by $223.0 million of depreciation and amortization, accretion of interest, non-cash compensation, bad debt expense, extraordinary loss on early retirement of debt, loss in equity investment, loss on disposal of fixed asset, and loss on derivative instruments. The $318.2 million of cash used by investing activities during the year ending December 31, 2001 was primarily related to capital expenditures associated with our network build-out and advances to non-consolidated entities. These capital expenditures were made primarily to enhance and expand our wireless network in order to increase capacity and to satisfy subscriber needs and competitive requirements. We will continue to upgrade our network capacity and service quality to support our anticipated subscriber growth. The $682.6 million provided by financing activities during the year ended December 31, 2001 relates primarily to our $281.0 million draw against our credit facility, $729.0 million of net proceeds from the issuance of senior subordinated notes and $106.7 million of net proceeds from our equity offering, partially offset by $428.8 million of credit facility repayments.

As of December 31, 2000, we had $1.6 million in cash and cash equivalents, as compared to $186.3 million in cash and cash equivalents at December 31, 1999. Net working capital was $(54.3) million at December 31, 2000 and $134.7 million at December 31, 1999. The $18.1 million of cash used in operating activities during the year ended December 31, 2000 was the result of our net loss of $176.9 million partially offset by $5.7 million of cash provided by changes in working capital and other long-term assets and $153.1 million of depreciation and amortization, accretion of interest, non-cash compensation, deferred income taxes and bad debt expense. The $346.4 million of cash used by investing activities during the year ending December 31, 2000 was related primarily to capital expenditures associated with our network build-out. These capital expenditures were made primarily to enhance and expand our wireless network in order to increase capacity and to satisfy subscriber needs and competitive requirements. We will continue to upgrade our network capacity and service quality to support our anticipated subscriber growth. The $179.9 million provided by financing activities during the year ended December 31, 2000 relates primarily to our $182.8 million draw against our credit facility.

Contractual Obligations and Commercial Commitments

The following table provides aggregate information about our contractual obligations and the periods in which payments are due. These disclosures are also included in the footnotes to the financial statements, and the relevant footnotes are cross-referenced in the table below.

(DOLLARS IN THOUSANDS)	Payments Due by Period					
Contractual Obligation	Total	Less than 1 year	1-2 years	3-4 years	After 4 years	Footnote Reference
Short-term debt	$ 12,641	$12,641	$ –	$ –	$ –	7
Long-term debt	1,344,291	–	15,491	47,462	1,281,338	7
Operating leases	275,674	44,685	77,901	51,051	102,037	14
Total cash contractual obligations	$1,632,606	$57,326	$93,392	$98,513	$1,383,375	

Relationship with Lafayette Communications Company L.L.C.

We hold a 39% interest in Lafayette, an entrepreneur under FCC guidelines. During 2001, Lafayette acquired 18 licenses, covering a population of approximately 6.3 million people in areas of Georgia, South Carolina, Tennessee and Virginia, for aggregate consideration of $119.6 million. Lafayette has an application pending for an additional 13 licenses in areas of North Carolina and Virginia, but this application is subject to pending litigation involving the parties that formerly held these licenses, NextWave Personal Communications, Inc. and Urban Comm-North Carolina, Inc. There can be no assurance that this litigation will be resolved so as to allow these licenses to be acquired by Lafayette. The Supreme Court recently agreed to review the issues involved in this litigation, which will delay a resolution until at least 2003, unless an earlier settlement is reached. FCC license build-out requirements have been satisfied for 17 of the 18 licenses which Lafayette currently holds.

As of December 31, 2001, we have funded approximately $117.4 million of senior loans to Lafayette to finance the acquisition of licenses and expect to fund additional loans for future acquisitions.

Because we do not control Lafayette, we are accounting for our investment under the equity method. Ordinarily, as the investor, we would record our proportionate share of Lafayette's losses in our income statement. However, Triton has committed to provide further financial support to Lafayette in order to preserve its business relationship. Therefore, even in the absence of a legally binding obligation, we are now recognizing 100% of Lafayette's losses, which arise primarily from interest costs related to an assumed note payable to the FCC.

In accordance with EITF 98-13, "Accounting by an Equity Method Investor for Investee Losses When the Investor Has Loans to and Investments in Other Securities of the Investee," when the carrying amount of an investment has been reduced to zero, the investor should continue to report its share of the equity method losses in its statement of operations as an adjustment to the adjusted basis of the loans receivable. As of December 31, 2001, Triton had written its initial investment in Lafayette down to zero and had reduced its carrying value of the approximate $117.4 million loan receivable from Lafayette, so as to reflect 100% of Lafayette's 2001 loss of approximately $718,000.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations". SFAS No. 141 supercedes Accounting Principles Board Opinion No. 16, " Business Combinations". The most significant changes made by SFAS No. 141 are: (i) requiring that the purchase method of accounting be used for all business combinations; and (ii) establishing specific criteria for the recognition of intangible assets separately from goodwill. These provisions are effective for business combinations for which the date of acquisition is subsequent to June 30, 2001.

In June 2001, the Financial Accounting Standards Board issued SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No.142 supercedes Accounting Principles Board Opinion No. 17 "Intangible Assets". SFAS No. 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition. The provisions of SFAS No. 142 are effective for fiscal years beginning after December 15, 2001, except for certain provisions related to goodwill and intangible assets which were acquired after June 30, 2001. We believe that FCC licenses qualify as indefinite life intangible assets, and we will accordingly cease our practice of amortizing FCC licenses beginning in 2002. Amortization expense for FCC licenses was approximately $6.9 million, for each of the years ended December 31, 1999, 2000 and 2001, respectively. During 2002, Triton will perform the required impairment tests. We have not yet determined what the effect of these tests will be on our financial position or results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets". SFAS No 143 primarily establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement costs. The provisions of SFAS No. 143 will be effective for fiscal years beginning after June 15, 2002. We are currently evaluating the impact this statement will have on our financial position or results of operations.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". SFAS No. 144 primarily addresses significant issues relating to the implementation of SFAS No. 121 and develops a single accounting model for long-lived assets to be disposed of, whether previously held and used or newly acquired. The provisions of SFAS No. 144 are effective for fiscal years beginning after December 15, 2001. We are currently evaluating the impact this statement will have on our financial position or results of operations.

Inflation

We do not believe that inflation has had a material impact on our operations.

Quantitative and Qualitative Disclosures About Market Risk

We are highly leveraged and, as a result, our cash flows and earnings are exposed to fluctuations in interest rates. Our debt obligations are U.S. dollar denominated. Our market risk, therefore, is the potential loss arising from adverse changes in interest rates. As of December 31, 2001, our debt can be categorized as follows:

Fixed interest rates:	
Senior subordinated notes	$1,167,338,000
Subject to interest rate fluctuations:	
Bank credit facility	$ 185,000,000

Our interest rate risk management program focuses on minimizing exposure to interest rate movements, setting an optimal mixture of floating and fixed rate debt and minimizing liquidity risk. To the extent possible, we manage interest rate exposure and the floating to fixed ratio through Triton PCS's borrowings, but sometimes we may use interest rate swaps to adjust our risk profile. We selectively enter into interest rate swaps to manage interest rate exposure only.

We utilize interest rate swaps to hedge against the effect of interest rate fluctuations on our senior debt portfolio. Swap counter parties are major commercial banks. Through December 31, 2001, we had entered into 13 interest rate swap transactions having an aggregate non-amortizing notional amount of $480.0 million. Under these interest rate swap contracts, we agree to pay an amount equal to a specified fixed-rate of interest times a notional principal amount and to receive in turn an amount equal to a specified variable-rate of interest times the same notional amount. The notional amounts of the contracts are not exchanged. Net interest positions are settled quarterly.

Information, as of December 31, 2001, for the interest rate swaps is as follows:

	Terms	Notional Amount	Fair Value
Swaps acting as hedges	12/4/98-12/4/03	$ 75,000,000	$(2,124,494)
	6/12/00-6/12/03	$ 75,000,000	$(4,581,180)
	4/6/01-4/6/06	$ 28,823,530	$ (954,381)
Swaps not acting as hedges	6/15/00-6/16/03	$ 50,000,000	$(3,042,806)
	7/17/00-7/15/03	$ 25,000,000	$(1,747,186)
	8/15/00-8/15/03	$ 25,000,000	$(1,708,787)
	4/6/01-4/6/06	$156,176,470	$(5,178,145)
	4/24/01-4/24/06	$ 45,000,000	$(1,246,927)

The swaps commencing on April 6, 2001, which have an aggregate notional amount of $185 million, can be terminated at the banks' option on April 7, 2003. The swaps commencing on April 24, 2001, which have an aggregate notional amount of $45 million, can be terminated at the banks' option on April 24, 2002 and quarterly thereafter.

The variable rate is capped at 7.5% for the interest rate swaps commencing on June 12, 2000 through August 15, 2000. These swaps have an aggregate notional amount of $175 million.

If market swap rates rise over the remaining term of these swaps, as expected, we should realize other income of approximately $2 million for each 50 basis point increase in rates. If rates were to decline, we would realize other expense of approximately $2 million for each 50 basis point decrease in rates.

Our cash and cash equivalents consist of short-term assets having initial maturities of three months or less. While these investments are subject to a degree of interest rate risk, it is not considered to be material relative to our overall investment income position.

Report of Independent Accountants

To the Board of Directors and
Stockholders of Triton PCS Holdings, Inc.:

In our opinion, the accompanying consolidated balance sheets and related consolidated statements of income, changes in redeemable preferred stock and stockholders' equity (deficit) and cash flows present fairly, in all material respects, the financial position of Triton PCS Holdings, Inc. and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
February 15, 2002, except for Note 18,
as to which the date is March 8, 2002

Consolidated Balance Sheets

(DOLLARS IN THOUSANDS)	December 31, 2000	2001
ASSETS:		
Current assets:		
Cash and cash equivalents	$ 1,617	$ 371,088
Accounts receivable net of $2,906 and $3,345	50,844	68,685
Inventory, net	20,632	29,740
Prepaid expenses	6,764	8,160
Other current assets	1,104	5,301
Total current assets	80,961	482,974
Property and equipment:		
Land	313	313
Network infrastructure and equipment	648,865	871,523
Office furniture and equipment	54,970	75,651
Capital lease assets	8,071	8,860
Construction in progress	62,027	55,651
	774,246	1,011,998
Less accumulated depreciation	(111,256)	(218,823)
Net property and equipment	662,990	793,175
Intangible assets, net	300,161	283,847
Investment in and advances to non-consolidated entities	16,965	116,731
Other long term assets	4,813	6,878
Total assets	$1,065,890	$1,683,605

Consolidated Balance Sheets

(DOLLARS IN THOUSANDS)	December 31, 2000	December 31, 2001
LIABILITIES AND STOCKHOLDERS' EQUITY:		
Current liabilities:		
Accounts payable	$ 84,267	$ 97,792
Bank overdraft liability	13,670	22,265
Accrued payroll & related expenses	14,265	17,381
Accrued expenses	6,324	6,634
Current portion of long-term debt	1,845	12,641
Deferred revenue	6,128	12,099
Deferred gain on sale of property and equipment	1,190	1,190
Accrued interest	1,423	20,351
Other current liabilities	6,154	9,307
Total current liabilities	135,266	199,660
Long-term debt:		
Bank credit facility	332,750	174,441
Senior subordinated debt	391,804	1,167,338
Capital lease obligation	3,931	2,512
Total Long-term debt:	728,485	1,344,291
Deferred income taxes	11,990	11,935
Deferred revenue	1,192	3,129
Fair value of derivative instruments	–	20,584
Deferred gain on sale of property and equipment	29,452	28,262
Total liabilities	906,385	1,607,861
Series A Redeemable Convertible Preferred Stock, $.01 par value, 1,000,000 shares authorized, 786,253 shares issued and outstanding	104,068	114,965
Stockholders' equity:		
Series B Preferred Stock, $.01 par value, 50,000,000 shares authorized, no shares issued or outstanding	–	–
Series C Preferred Stock, $.01 par value, 3,000,000 shares authorized, no shares issued or outstanding	–	–
Series D Preferred Stock, $.01 par value, 16,000,000 shares authorized, 543,683 shares issued and outstanding	5	5
Class A Common Stock, $.01 par value, 520,000,000 shares authorized, 54,096,303 shares issued and outstanding as of December 31, 2000 and 59,438,555 shares issued and 59,327,637 shares outstanding as of December 31, 2001.	541	594
Class B Non-voting Common Stock, $.01 par value, 60,000,000 shares authorized, 8,210,827 shares issued and outstanding as of December 31, 2000 and 7,926,099 shares issued and outstanding as of December 31, 2001.	82	79
Additional paid-in capital	459,999	623,335
Accumulated deficit	(362,997)	(561,580)
Accumulated other comprehensive income	–	(7,660)
Deferred compensation	(42,193)	(92,619)
Common stock held in treasury at cost (0 and 110,918, respectively)	–	(1,375)
Total stockholders' equity	55,437	(39,221)
Total liabilities & stockholders' equity	$1,065,890	$1,683,605

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations and Comprehensive Loss

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)	For the Years Ended December 31, 1999	2000	2001
Revenues:			
Service	$ 63,545	$ 224,312	$ 396,152
Roaming	44,281	98,492	126,909
Equipment	25,405	34,477	26,928
Total revenue	133,231	357,281	549,989
Expenses:			
Cost of service (excluding noncash compensation of $142, $1,026 and $2,544 for the years ended December 31, 1999, 2000 and 2001, respectively)	63,200	125,288	174,500
Cost of equipment	44,321	69,398	71,755
Selling and marketing (excluding noncash compensation of $213, $1,274 and $1,911 for the years ended December 31, 1999, 2000 and 2001, respectively)	59,580	100,403	108,737
General and administrative (excluding noncash compensation of $2,954, $5,967 and $12,736 for the years ended December 31, 1999, 2000 and 2001, respectively)	42,354	84,682	129,955
Non-cash compensation	3,309	8,267	17,191
Depreciation and amortization	45,546	94,131	127,677
Loss from operations	(125,079)	(124,888)	(79,826)
Interest and other expense	41,061	56,229	131,581
Interest and other income	4,852	4,957	18,322
Gain/(loss) on sale of property, equipment and marketable securities, net	11,928	–	(174)
Loss before taxes and extraordinary item	(149,360)	(176,160)	(193,259)
Income tax provision	–	746	1,372
Loss before extraordinary item	(149,360)	(176,906)	(194,631)
Extraordinary loss on early extinguishment of debt	–	–	3,952
Net loss	(149,360)	(176,906)	(198,583)
Accretion of preferred stock	8,725	9,865	10,897
Net loss available to common stockholders	$ (158,085)	$ (186,771)	$ (209,480)
Other comprehensive loss, net of tax:			
Cumulative effect of change in accounting principle	–	–	4,162
Unrealized loss on derivative instruments	–	–	3,498
Comprehensive loss	$ (158,085)	$ (186,771)	$ (217,140)
Net loss per common share (Basic and Diluted):			
Income before extraordinary item	$ (9.25)	$ (2.85)	$ (2.99)
Extraordinary loss on early extinguishment of debt	–	–	(0.06)
Net Loss	(9.25)	(2.85)	(3.05)
Accretion of preferred stock	(0.54)	(0.16)	(0.17)
Net loss available to common stockholders	$ (9.79)	$ (3.01)	$ (3.22)
Weighted average common shares outstanding (Basic and Diluted)	16,142,482	62,058,844	64,968,315

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(DOLLARS IN THOUSANDS)	For the Years Ended December 31, 1999	2000	2001
Cash flows from operating activities:			
Net loss	$(149,360)	$(176,906)	$(198,583)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation and amortization	45,546	94,131	127,677
Deferred income taxes	–	272	–
Accretion of interest	38,213	42,688	48,271
Extraordinary loss on early retirement of debt	–	–	3,952
Loss on equity investment	–	–	718
Bad debt expense	2,758	7,763	12,103
(Gain)/loss on sale of property, equipment and marketable securities, net	(11,928)	–	174
Non-cash compensation	3,309	8,267	17,191
Loss on derivative instruments	–	–	12,924
Change in operating assets and liabilities, net of effects of acquisitions:			
Accounts receivable	(28,587)	(29,543)	(29,944)
Inventory	(13,837)	(5,362)	(9,108)
Prepaid expenses and other current assets	(1,035)	(178)	(5,664)
Intangible and other assets	(3,408)	(1,776)	(4,691)
Accounts payable	45,691	24,422	(10,994)
Bank overdraft liability	9,549	4,121	8,595
Accrued payroll and liabilities	6,272	6,413	3,661
Deferred revenue	3,281	3,727	7,908
Accrued interest	–	797	18,928
Other liabilities	2,014	3,032	1,963
Net cash provided by (used in) operating activities	(51,522)	(18,132)	5,081
Cash flows from investing activities:			
Capital expenditures	(285,866)	(329,479)	(214,713)
Proceeds from sale of property and equipment, net	69,712	–	201
Investments in and advances to non consolidated entity	–	(16,965)	(100,484)
Proceeds from maturity of marketable securities	47,855	–	–
Purchase of marketable securities	(23,239)	–	–
Other	–	–	(3,185)
Net cash used in investing activities	(191,538)	(346,444)	(318,181)
Cash flows from financing activities:			
Proceeds from initial public offering, net	190,245	–	–
Proceeds from issuance of subordinated debt, net of discount	–	–	728,995
Proceeds from issuance of stock in connection with private equity investment	95,000	–	–
Proceeds from equity offering	–	–	106,680
Proceeds from issuance of stock in connection with Norfolk transaction	2,169	–	–
Proceeds from issuance of Series C Preferred Stock	340	–	–
Borrowings under credit facility	10,000	182,750	281,000
Payments under credit facility	(10,000)	–	(428,750)
Contributions under employee stock purchase plan	–	728	1,019
Payment of deferred transaction costs	(3,592)	(499)	(1,142)
Payment of deferred financing costs	–	(2,050)	(1,899)
Repayments from (advances to) related-party, net	(148)	1,083	16
Purchase of treasury stock	–	–	(1,375)
Principal payments under capital lease obligations	(875)	(2,070)	(1,973)
Net cash provided by financing activities	283,139	179,942	682,571
Net increase (decrease) in cash and cash equivalents	40,079	(184,634)	369,471
Cash and cash equivalents, beginning of period	146,172	186,251	1,617
Cash and cash equivalents, end of period	$ 186,251	$ 1,617	$ 371,088

See accompanying notes to consolidated financial statements

Consolidated Statements of Redeemable Preferred Equity and Stockholders' Equity (Deficit)

(DOLLARS IN THOUSANDS)	Series A Redeemable Preferred Stock	Series C Preferred Stock	Series D Preferred Stock	Class A Common Stock	Class B Non-voting Common Stock
Balance at December 31, 1998	$ 80,090	$ 19	$ 5	$ 62	$ –
Savannah/Athens Exchange	5,388	–	–	–	–
Issuance of stock in connection with Norfolk transaction	–	–	–	–	–
Private equity investment	–	–	–	–	–
Deferred compensation	–	–	–	–	–
Non-cash compensation	–	–	–	–	–
Issuance of stock in connection with initial public offering	–	–	–	115	–
Proceeds from issuance of Series C Preferred Stock	–	3	–	–	–
Conversion of Series C Preferred Stock to Class A Common Stock and Class B Non-voting Common Stock	–	(22)	–	360	82
Accreted dividends	8,725	–	–	–	–
Net loss	–	–	–	–	–
Balance at December 31, 1999	$ 94,203	$ –	$ 5	$537	$ 82
Deferred compensation	–	–	–	4	–
Non-cash compensation	–	–	–	–	–
Costs in connection with initial public offering	–	–	–	–	–
Issuance of stock in connection with Employee Stock Purchase Plan	–	–	–	–	–
Accreted dividends	9,865	–	–	–	–
Net loss	–	–	–	–	–
Balance at December 31, 2000	$104,068	$ –	$ 5	$541	$ 82
Class A issuance	–	–	–	35	–
Conversion of Class B Non-voting Common Stock to Class A Common Stock	–	–	–	3	(3)
Costs in connection with equity offering	–	–	–	–	–
Deferred compensation, net of forfeitures	–	–	–	15	–
Non-cash compensation	–	–	–	–	–
Issuance of stock in connection with Employee Stock Purchase Plan	–	–	–	–	–
Accreted dividends	10,897	–	–	–	–
Fair value of cash flow hedges	–	–	–	–	–
Treasury stock purchase	–	–	–	–	–
Net loss	–	–	–	–	–
Balance at December 31, 2001	$114,965	$ –	$ 5	$594	$ 79

See accompanying notes to consolidated financial statements

Additional Paid-In Capital	Subscription Receivable	Deferred Compensation	AOCI	Treasury Stock	Accumulated Deficit	Total
$231,904	$(95,000)	$ (4,370)	$ –	$ –	$ (36,731)	$ 95,889
5,043	–	–	–	–	–	5,043
2,169	–	–	–	–	–	2,169
–	95,000	–	–	–	–	95,000
15,791	–	(15,791)	–	–	–	–
–	–	3,309	–	–	–	3,309
190,130	–	–	–	–	–	190,245
337	–	–	–	–	–	340
(420)	–	–	–	–	–	–
(8,725)	–	–	–	–	–	(8,725)
–	–	–	–		(149,360)	(149,360)
$436,229	$ –	$(16,852)	$ –	$ –	$(186,091)	$ 233,910
33,369	–	(33,373)	–	–	–	–
–	–	8,032	–	–	–	8,032
(462)	–	–	–	–	–	(462)
728	–	–	–	–	–	728
(9,865)	–	–	–	–	–	(9,865)
–	–	–	–	–	(176,906)	(176,906)
$459,999	$ –	$(42,193)	$ –	$ –	$(362,997)	$ 55,437
106,645	–	–	–	–	–	106,680
–	–	–	–	–	–	–
(1,268)	–	–	–	–	–	(1,268)
67,837	–	(67,852)	–	–	–	–
–	–	17,426	–	–	–	17,426
1,019	–	–	–	–	–	1,019
(10,897)	–	–	–	–	–	(10,897)
–	–	–	(7,660)	–	–	(7,660)
–	–	–	–	(1,375)	–	(1,375)
–	–	–	–	–	(198,583)	(198,583)
$623,335	$ –	$(92,619)	$(7,660)	$ (1,375)	$(561,580)	$ (39,221)

(1) Summary of Significant Accounting Policies

The consolidated financial statements include the accounts of Triton PCS Holdings, Inc. (the "Company") and its wholly-owned subsidiaries. All significant intercompany accounts or balances have been eliminated in consolidation. The more significant accounting policies follow:

(a) Nature of Operations

In February 1998, the Company entered into a joint venture with AT&T Wireless Services, Inc. ("AT&T Wireless") whereby AT&T Wireless contributed to the Company personal communications services licenses for 20 MHz of authorized frequencies covering approximately 13.5 million potential subscribers in a contiguous geographic area encompassing portions of Virginia, North Carolina, South Carolina, Tennessee, Georgia and Kentucky. As part of this agreement, the Company was granted the right to be the exclusive provider of wireless mobility services using equal emphasis co-branding with AT&T Corp. in the Company's licensed markets (see Note 2).

The Company began generating revenues from the sale of personal communications services in the first quarter of 1999 as part of its initial personal communications services network build-out. The Company has successfully launched service in all 37 markets of its licensed area. As of December 31, 2001, the Company's network in these markets included 2,039 cell sites and seven switches.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand, demand deposits and short term investments with initial maturities of three months or less. The Company maintains cash balances at financial institutions, which at times exceed the $100,000 FDIC limit. Bank overdraft balances are classified as a current liability.

(d) Inventory

Inventory, consisting primarily of wireless handsets and accessories held for resale, is valued at lower of cost or market. Cost is determined by the first-in, first-out method.

(e) Property and Equipment

Property and equipment is carried at original cost. Depreciation is calculated based on the straight-line method over the estimated useful lives of the assets, which are ten to twelve years for network infrastructure and equipment and three to five years for office furniture and equipment. In addition, the Company capitalizes interest on expenditures related to the build-out of the network. Expenditures for repairs and maintenance are charged to expense as incurred. When property is retired or otherwise disposed, the cost of the property and the related accumulated depreciation are removed from the accounts, and any resulting gains or losses are reflected in the statement of operations.

Capital leases are included under property and equipment with the corresponding amortization included in depreciation. The related financial obligations under the capital leases are included in current and long-term obligations. Capital leases are amortized over the useful lives of the respective assets.

Notes to Consolidated Financial Statements
Years ended December 31, 1999, 2000 and 2001

(f) Construction in Progress

Construction in progress includes expenditures for the design, construction and testing of the Company's PCS network and also includes costs associated with developing information systems. The Company capitalizes interest on certain of its construction in progress activities. When the assets are placed in service, the Company transfers the assets to the appropriate property and equipment category and depreciates these assets over their respective estimated useful lives.

(g) Investment in PCS Licenses

Investments in PCS licenses are recorded at their estimated fair value at the time of acquisition. Licenses are amortized on a straight-line basis over 40 years, as there is an observable market for PCS licenses and an indefinite life. SFAS No. 142, which includes the requirement to test goodwill and indefinite lived intangible assets for impairment rather than amortize them, is effective for fiscal years beginning after December 15, 2001. We believe that FCC licenses qualify as indefinite life intangibles, and we will accordingly cease our practice of amortizing FCC licenses beginning in 2002 (see Note 1(r)).

(h) Deferred Costs

Costs incurred in connection with the negotiation and documentation of debt instruments are deferred and amortized over the terms of the debt instruments using the effective interest rate method.

Costs incurred in connection with the issuance and sale of equity securities are deferred and netted against the proceeds of the stock issuance upon completion of the transaction. Costs incurred in connection with acquisitions are deferred and included in the aggregate purchase price allocated to the net assets acquired upon completion of the transaction.

(i) Long-Lived Assets

The Company periodically evaluates the carrying value of long-lived assets when events and circumstances warrant such review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flows from such assets are separately identifiable and are less than the carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined by using the anticipated cash flows discounted at a rate commensurate with the risk involved. Measurement of the impairment, if any, will be based upon the difference between carrying value and the fair value of the asset. Beginning in 2002, the Company will apply the principles of SFAS No. 144 (see Note 1(r)).

(j) Investment in and Advances to Non-consolidated Entities

Investment in and advances to non-consolidated entities consists of the Company's investments and loans to Lafayette Communications Company L.L.C. ("Lafayette"). The Company has a 39% equity investment in Lafayette, and because the Company does not control Lafayette, the Company accounts for its investment under the equity method. As the Company has committed to provide further financial support to Lafayette in order to preserve its business relationship, the Company recognizes 100% of Lafayette's losses, which arise primarily from interest costs related to an assumed note payable to the FCC. The carrying value of the loans made to Lafayette have been adjusted for any losses in excess of the Company's initial investment.

(k) Revenue Recognition

Revenues from operations consist of charges to customers for activation, monthly access, airtime, roaming charges, long-distance charges, and equipment sales. Revenues are recognized as services are rendered. Unbilled revenues result from service provided from the billing cycle date to the end of the month and from other carrier's customers using the Company's systems. Activation revenue is deferred and recognized over the estimated subscriber's life. Equipment sales are recognized upon delivery to the customer and reflect charges to customers for wireless handset equipment purchases.

(l) Income Taxes

Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using statutory tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(m) Financial Instruments

Derivative financial instruments are accounted for in accordance with SFAS No. 133. Derivatives, which qualify as a cash flow hedge, are reflected on the balance sheet at their fair market value and changes in their fair value are reflected in Accumulated Other Comprehensive Income and reclassified into earnings as the underlying hedge items affect earnings. Financial instruments, which are deemed speculative, are reflected on the balance sheet at their fair market value and changes in their fair value are recorded as other income or expense on the income statement (see Note 11).

(n) Advertising Costs

The Company expenses advertising costs when the advertisement occurs. Total advertising expense amounted to $25.8 million in 1999, $43.1 million in 2000 and $36.3 million in 2001.

(o) Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and equivalents and accounts receivable. The Company's credit risk is managed through diversification and by investing its cash and cash equivalents in high-quality investment holdings.

Concentrations of credit risk with respect to accounts receivable are limited due to a large customer base. Initial credit evaluations of customers' financial condition are performed and security deposits are obtained for customers with a higher credit risk profile. The Company maintains reserves for potential credit losses.

(p) Net Loss per Common Share (Basic and Diluted)

Basic loss per share excludes any dilutive effects of convertible securities. Basic loss per share is computed using the weighted-average number of common shares outstanding during the period. Diluted loss per share is computed using the weighted-average number of common and common stock equivalent shares outstanding during the period. Common equivalent shares of Series A convertible preferred stock, Series D convertible preferred stock and 1,756,027 shares of unvested restricted Class A common stock issued under the long-term incentive plan are excluded from the computation as their effect is antidilutive.

(q) Reclassifications

Certain reclassifications have been made to prior period financial statements to conform to the current period presentation.

(r) New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations". SFAS No. 141 supercedes Accounting Principles Board Opinion No. 16, " Business Combinations". The most significant changes made by SFAS No. 141 are: (i) requiring that the purchase method of accounting be used for all business combinations; and (ii) establishing specific criteria for the recognition of intangible assets separately from goodwill. These provisions are effective for business combinations for which the date of acquisition is subsequent to June 30, 2001.

In June 2001, the Financial Accounting Standards Board issued SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No.142 supercedes Accounting Principles Board Opinion No. 17 "Intangible Assets". SFAS No. 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition. The

Notes to Consolidated Financial Statements
Years ended December 31, 1999, 2000 and 2001

provisions of SFAS No. 142 are effective for fiscal years beginning after December 15, 2001, except for certain provisions related to goodwill and intangible assets which were acquired after June 30, 2001. The Company believes that FCC licenses qualify as indefinite life intangible assets, and we will accordingly cease our practice of amortizing FCC licenses beginning in 2002. Amortization expense for FCC licenses was approximately $6.9 million for each of the years ended December 31, 1999, 2000 and 2001, respectively. During 2002, the Company will perform the required impairment tests. The Company has not yet determined what the effect of these tests will be on its financial position or results of operations. However, we continue to monitor discussions at the Emerging Issues Task Force and the Securities Exchange Commission on how we will perform the impairment analysis.

In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets". SFAS No 143 primarily establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement costs. The provisions of SFAS No. 143 will be effective for fiscal years beginning after June 15, 2002. Management is currently evaluating the impact this statement will have on the Company's financial position or results of operations.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". SFAS No. 144 primarily addresses significant issues relating to the implementation of SFAS No. 121 and develops a single accounting model for long-lived assets to be disposed of, whether previously held and used or newly acquired. The provisions of SFAS No. 144 are effective for fiscal years beginning after December 15, 2001. Management is currently evaluating the impact this statement will have on the Company's financial position or results of operations.

(2) AT&T Transaction

On October 8, 1997, the Company entered into a Securities Purchase Agreement with AT&T Wireless PCS LLC (as successor to AT&T Wireless PCS, Inc.) ("AT&T Wireless PCS") and the stockholders of the Company, whereby Triton was to become the exclusive provider of wireless mobility services in the AT&T Southeast regions.

On February 4, 1998, the Company executed the Closing Agreement with AT&T Wireless PCS and the other stockholders of the Company finalizing the transactions contemplated in the Security Purchase Agreement. Under the Closing Agreement, the Company issued 732,371 shares of Series A convertible preferred stock and 366,131 shares of Series D convertible preferred stock to AT&T Wireless PCS in exchange for 20 MHz A and B block PCS licenses covering certain areas in the southeastern United States and the execution of certain related agreements, as further described below. The fair value of the FCC licenses was $92.8 million with an estimated useful life of 40 years. This amount is substantially in excess of the tax basis of such licenses, and accordingly, the Company recorded a deferred tax liability, upon the closing of the transaction.

In accordance with the Closing Agreement, the Company and AT&T Wireless PCS and the other stockholders of the Company consented to executing the following agreements:

(a) Stockholders' Agreement

The Stockholders' Agreement expires on February 4, 2009. The agreement was amended and restated on October 27, 1999 in connection with the Company's initial public offering and includes the following sub-agreements:

Resale Agreement – The Company is required to enter into a Resale Agreement at the request of AT&T Wireless PCS, which provides AT&T Wireless PCS with the right to purchase and resell on a nonexclusive basis access to and usage of the Company's services in the Company's Licensed Area. The Company will retain the continuing right to market and sell its services to customers and potential customers in competition with AT&T Wireless PCS.

Exclusivity – None of the stockholders who are party to the Stockholders' Agreement will provide or resell, or act as the agent for any person offering, within the defined territory wireless mobility telecommunications services initiated or terminated using frequencies licensed by the FCC and Time Division Multiple Access or, in certain circumstances such as if AT&T Wireless PCS and its affiliates move to a successor technology in a majority of the defined southeastern region, a successor technology ("Company Communications Services"), except AT&T Wireless PCS and its affiliates may (i) resell or act as agent for the Company in connection with the provision of Company Communications Services, (ii) provide or resell wireless telecommunications services to or from certain specific locations, and (iii) resell Company Communications Services for another person in any area where the Company has not placed a system into commercial service, provided that AT&T Wireless PCS has provided the Company with prior written notice of AT&T Wireless PCS's intention to do so and only dual band/dual mode phones are used in connection with such resale activities.

Additionally, with respect to the markets listed in the Roaming Agreement, the Company and AT&T Wireless PCS agreed to cause their respective affiliates in their home carrier capacities to program and direct the programming of customer equipment so that the other party in its capacity as the serving carrier is the preferred provider in such markets, and refrain from inducing any of its customers to change such programming.

Build-out – The Company is required to conform to certain requirements regarding the construction of the Company's PCS system. In the event that the Company breaches these requirements, AT&T Wireless may terminate its exclusivity provisions. This provision has been satisfied.

Disqualifying Transactions – In the event of a merger, asset sale, or consolidation, as defined, involving AT&T Corp. (or its affiliates) and another person that derives from telecommunications businesses annual revenues in excess of $5.0 billion, derives less than one third of its aggregate revenues from wireless telecommunications, and owns FCC licenses to offer wireless mobility telecommunications services to more than 25% of the population within the Company's territory, AT&T Wireless PCS and the Company have certain rights. AT&T Wireless PCS may terminate its exclusivity in the territory in which the other party overlaps that of the Company. In the event that AT&T Wireless PCS proposes to sell, transfer, or assign to a non-affiliate its PCS system owned and operated in Charlotte, NC; Atlanta, GA; Baltimore, MD; and Washington, DC, BTAs, then AT&T Wireless PCS will provide the Company with the opportunity for a 180 day period to have AT&T Wireless PCS jointly market the Company's licenses that are included in the MTA that AT&T Wireless PCS is requesting to sell.

(b) License Agreement

Pursuant to a Network Membership License Agreement, dated February 4, 1998 (as amended, the "License Agreement"), between AT&T Corp. and the Company, AT&T Corp. granted to the Company a royalty-free, nontransferable, nonsublicensable, limited right, and license to use certain licensed marks (the "Licensed Marks") solely in connection with certain licensed activities. The Licensed Marks include the logo containing the AT&T and globe design and the expression "Member, AT&T Wireless Services Network". The License Agreement also grants to the Company the right and license to use Licensed Marks on certain permitted mobile phones. The licensed activities include (i) the provision to end-users and resellers, solely within the defined territory, of Company Communications Services on frequencies licensed to the Company for

Notes to Consolidated Financial Statements
Years ended December 31, 1999, 2000 and 2001

Commercial Mobile Radio Services ("CMRS") provided in accordance with the AT&T PCS contributed licenses and permitted cellular licenses (collectively, the "Licensed Services") and (ii) marketing and offering the Licensed Services within the defined territory.

The License Agreement has a five-year term, expiring February 4, 2003, which renews for an additional five-year period if neither party terminates the License Agreement. The license may be terminated at any time in the event of the Company's significant breach, including the Company's misuse of any Licensed Marks, the Company's license or assignment of any of the rights in the License Agreement, the Company's failure to maintain AT&T quality standards or if the Company experiences a change of control. The License Agreement, along with the Exclusivity and Resale Agreements, has a fair value of $20.3 million. Amortization commenced upon the effective date of the License Agreement.

(c) Roaming Agreement

Pursuant to the Intercarrier Roamer Service Agreement, dated as of February 4, 1998 (as amended, the "Roaming Agreement"), between AT&T Wireless and the Company, each of AT&T Wireless and the Company agrees to provide (each in its capacity as serving provider, the "Serving Carrier") wireless mobility radiotelephone service for registered customers of the other party's (the "Home Carrier") customers while such customers are out of the Home Carrier's geographic area and in the geographic area where the Serving Carrier (itself or through affiliates) holds a license or permit to construct and operate a wireless mobility radio/telephone system and station. Each Home Carrier whose customers receive service from a Serving Carrier shall pay to such Serving Carrier 100% of the Serving Carrier's charges for wireless service and 100% of pass-through charges (i.e., toll or other charges).

The fair value of the Roaming Agreement, as determined by an independent appraisal, was $5.5 million, with an estimated useful life of 20 years. Amortization commenced upon the effective date of the agreement.

(3) Acquisitions

Savannah/Athens Exchange

On June 8, 1999, Triton completed an exchange of certain licenses with AT&T Wireless, transferring licenses to the Hagerstown, Maryland and Cumberland, Maryland Basic Trading Areas ("BTAs") covering 512,000 potential customers in exchange for licenses to certain counties in the Savannah, GA and Athens, GA BTAs, which cover 517,000 potential customers. All acquired licenses are contiguous to Triton's existing service area. In addition, consideration of approximately $10.4 million in Series A and Series D preferred stock was issued to AT&T Wireless PCS.

(4) Tower Sales

On September 22, 1999, Triton sold and transferred to American Tower Corporation ("ATC"), 187 of its towers, related assets and certain liabilities. The purchase price was $71.1 million, reflecting a price of $380,000 per site. Triton also contracted with ATC for an additional 100 build-to-suit towers in addition to its current contracted 125 build-to-suit towers, and the parties extended their current agreement for turnkey services for co-location sites through 2001. An affiliate of an investor has acted as Triton's financial advisor in connection with the sale of the personal communications towers.

Triton also entered into a master lease agreement with ATC, in which Triton has agreed to pay ATC monthly rent for the continued use of the space that Triton occupied on the towers prior to the sale. The initial term of the lease is for 12 years and the monthly rental amount is subject to certain escalation clauses over the life of the lease and related option. Annual payments under the operating lease are $2.7 million.

The carrying value of towers sold was $25.7 million. After deducting $1.6 million of selling costs, the gain on the sale of the towers was approximately $43.8 million, of which $11.7 million was recognized immediately to reflect the portion of the gain in excess of the present value of the future minimum lease payments, and $32.1 million was deferred and will be recognized over operating lease terms. As of December 31, 2001, $2.7 million had been amortized.

(5) Stock Compensation and Employee Benefits

Restricted Awards:
The Company has made grants of restricted stock to provide incentive to key employees and non-management directors and to further align the interests of such individuals with those of its stockholders. Grants of restricted stock generally are made annually under the long-term incentive plan and deferred compensation is recorded for these awards based upon the stock's fair value at the date of issuance. Grants vest over a four to five year period. The following restricted stock grants were made in 1999, 2000 and 2001 respectively:

1999: In January 1999, the Company granted, through a common stock trust established for grants of common stock to management employees and independent directors (the "Trust"), 61,746 shares of restricted common stock to an employee and deferred compensation of $0.2 million was recorded. The shares are subject to five-year vesting provisions and are amortized over the vesting period as non-cash compensation.

In March 1999, an employee terminated employment with the Company and forfeited $0.1 million for deferred compensation and returned 74,095 shares to the Trust.

On June 8, 1999, 109,222 additional shares were issued as anti-dilutive protection related to capital contributions received by the Company in connection with the license exchange and acquisition transaction. The shares are subject to five-year vesting provisions. Deferred compensation of $1.2 million was recorded based on the estimated value of the shares at the date of issuance.

On June 30, 1999, the Company granted, through the Trust, 593,124 shares of restricted common stock to certain management employees. The shares are subject to five-year vesting provisions. Deferred compensation of $8.5 million was recorded based on the estimated fair value at the date of issuance.

On August 9, 1999, the Company granted, through the Trust, 356,500 shares of restricted common stock to certain management employees. These shares are subject to vesting provisions. Deferred compensation of approximately $5.1 million was recorded based on the estimated fair value at the date of issuance.

In September 1999, the Company sold to certain directors and an officer, subject to stock purchase agreements, an aggregate of 3,400 shares of Series C preferred stock (which were converted into 78,200 shares of common stock in the Company's initial public offering) for a purchase price of $100.00 per share. Compensation expense of $0.8 million was recorded based on the excess of the estimated fair value at the date of issuance over amounts paid.

2000: On March 22, 2000, the Company granted, through the Trust, 229,072 shares of restricted Class A common stock to certain management employees. These shares are subject to five-year vesting provisions. Deferred compensation of approximately $15.1 million was recorded based on the estimated fair value at the date of issuance.

On May 23, 2000, the Company granted, through the Trust, 75,000 shares of restricted Class A common stock to a management employee. These shares are subject to five-year vesting provisions. Deferred compensation of approximately $3.4 million was recorded based on the estimated fair value at the date of issuance.

Notes to Consolidated Financial Statements
Years ended December 31, 1999, 2000 and 2001

On August 15, 2000, the Company granted 353,294 shares of restricted Class A common stock to management employees. These shares are subject to five-year vesting provisions. Deferred compensation of approximately $16.4 million was recorded based on the estimated fair value at the date of issuance.

On November 24, 2000, the Company granted 21,107 shares of restricted Class A common stock to a management employee. These shares are subject to five-year vesting provisions. Deferred compensation of approximately $0.8 million was recorded based on the estimated fair value at the date of issuance.

During 2000, $2.3 million of deferred compensation was forfeited and 137,301 shares were returned to the Trust as a result of individuals resigning their employment with the Company.

2001: On March 21, 2001, employees returned 220,321 shares of restricted Class A common stock to the Trust and concurrently were granted 220,321 shares of restricted Class A common stock under the incentive plan. These shares are subject to the same vesting schedule as the returned shares, and the compensation expense will continue to be amortized over the vesting period as non-cash compensation.

On May 1, 2001, an employee returned 75,000 shares of restricted Class A common stock to the Trust and concurrently was granted 75,000 shares of restricted Class A common stock under the incentive plan. These shares are subject to the same vesting schedule as the returned shares, and the compensation expense will continue to be amortized over the vesting period as non-cash compensation.

On May 1, 2001, Triton granted 1,881,473 shares of restricted Class A common stock to management employees. Of the total grant, 646,223 shares of restricted Class A common stock were issued from the Trust, and the remaining shares were issued under the incentive plan. All of these shares are subject to vesting provisions. Deferred compensation of approximately $74.1 million was recorded based on the estimated fair value at the date of issuance.

On July 26, 2001, Triton granted 22,161 shares of restricted Class A common stock to employees. All of these shares of restricted Class A common stock were issued under the incentive plan. All of these shares are subject to vesting provisions. Deferred compensation of approximately $0.8 million was recorded based on the estimated fair value at the date of issuance.

During 2001, several employees resigned their employment with the Company. These employees forfeited approximately $7.1 million of deferred compensation and in doing so returned 147,809 shares of restricted Class A common stock to the Trust, of which 96,970 shares were reissued as part of 2001 grants, and forfeited another 106,237 shares of restricted Class A common stock, which were issued under the incentive plan.

401(k) Savings Plan:
The Company's management subsidiary sponsors a 401(k) savings plan (the "Savings Plan") which permits employees to make contributions to the Savings Plan on a pre-tax salary reduction basis in accordance with the Internal Revenue Code. Substantially all full-time employees are eligible to participate in the next quarterly open enrollment after 90 days of service. The Company matches a portion of the voluntary employee contributions. The cost of the Savings Plan charged to expense was $482,000 in 1999, $944,000 in 2000 and $1,172,000 in 2001.

Employee Stock Purchase Plan:
The Company commenced an Employee Stock Purchase Plan (the "Plan") on January 1, 2000. Under the terms of the Plan, during any calendar year there are four three-month offering periods beginning January 1st, April 1st, July 1st and October 1st, during which employees can participate. The purchase price is determined at the discretion of the Stock Plan Committee but shall not be less than the lesser of: (i) 85% of the fair market value

on the first business day of each offering period or (ii) 85% of the fair market value on the last business day of the offering period. The Company issued 21,460 shares of Class A common stock, at an average per share price of $34.01, in 2000. The Company issued 38,167 shares of Class A common stock, at an average per share price of $26.69, in 2001. The Company issued 9,650 shares of Class A common stock, at a per share price of $24.95 in January 2002.

We account for the Plan under APB Opinion 25, hence no compensation expense is recognized for shares purchased under the Plan. Pro forma compensation expense is calculated for the fair value of the employee's purchase rights using the Black-Scholes model. Assumptions include an expected life of three months, weighted average risk-free interest rate between 2.2%–5.7%, dividend yield of 0.0% and expected volatility between 70%–78%. Had compensation expense for the Company's grants for stock based compensation been determined consistent with SFAS No. 123, the pro forma net loss and per share net loss would have been:

(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)	Year Ended December 31, 2000	Year Ended December 31, 2001
Net Loss:		
As Reported	$176,906	$198,583
Pro Forma	$177,108	$198,858
Earnings per Share:		
As Reported Net Loss Available to Common Stockholders (basic and diluted)	$ (3.01)	$ (3.22)
Pro Forma Net Loss Available to Common Stockholders (basic and diluted)	$ (3.01)	$ (3.23)

(6) Intangible Assets

(DOLLARS IN THOUSANDS)	December 31, 2000	December 31, 2001	Amortizable Lives
PCS Licenses	$277,993	$278,017	40 years
AT&T agreements	26,026	26,026	10-20 years
Subscriber lists	20,000	20,000	3.5 years
Bank financing	14,554	16,225	8.5-10 years
Exclusivity agreement	–	2,451	1-3 years
Trademark	64	64	40 years
Other	–	3,337	1-10 years
	338,637	346,120	
Less: accumulated amortization	(38,476)	(62,273)	
Intangible assets, net	$300,161	$283,847	

Amortization for the years ended December 31, 1999, 2000 and 2001 totaled $14.5 million, $17.5 million and $23.8 million, respectively.

Notes to Consolidated Financial Statements
Years ended December 31, 1999, 2000 and 2001

(7) Long-Term Debt

(DOLLARS IN THOUSANDS)	December 31, 2000	2001
Bank credit facility	$332,750	$ 185,000
Senior subordinated debt	391,804	1,167,338
Capital lease obligation	5,776	4,594
	730,330	1,356,932
Less current portion of long-term debt	1,845	12,641
Long-term debt	$728,485	$1,344,291

Interest expense, net of capitalized interest was $41.1 million, $55.9 million, and $117.5 million for the years ended December 31, 1999, 2000 and 2001, respectively. The Company capitalized interest of $12.3 million, $9.5 million and $5.9 million in the years ended December 31, 1999, 2000 and 2001 respectively. The weighted average interest rate for total debt outstanding during 2000 and 2001 was 10.98% and 9.43% respectively. The average rate at December 31, 2000 and 2001 was 10.52% and 9.58%, respectively. The Company is in compliance with all required covenants as of December 31, 2001. Aggregate maturities follow:

	(000s)
2002	12,641
2003	7,553
2004	7,938
2005	8,810
2006	38,652
Thereafter	1,281,338
Total	1,356,932

(8) Bank Credit Facility

On February 3, 1998, Triton PCS, Inc., a wholly owned subsidiary of the Company ("Triton PCS"), and the Company (collectively referred to as the "Obligors") entered into a credit agreement with certain banks and other financial institutions, to establish a senior secured bank credit facility (the "Facility"). The credit agreement was amended and restated on September 22, 1999 and September 14, 2000. The second amended and restated credit agreement was amended in September 2001 (as so amended, the "Credit Agreement"). On November 14, 2001, the Company completed the private sale of $400.0 million aggregate principal amount of 8¾% senior subordinated notes due in 2011. The net proceeds of the 8¾% notes were approximately $390.0 million, which were utilized to pay down a portion of the Facility. As a result of the early-extinguishment of the Facility, approximately $4.0 million of related unamortized deferred financing costs were written off as an extraordinary loss.

The Facility provides for (i) a Tranche A term loan, which matures in August 2006, (ii) a Tranche B term loan, which matures in May 2007, (iii) a Tranche C term loan, which matures in August 2006, (iv) a Tranche D term loan, which matures in August 2006, and (v) a $100 million revolving credit facility (the "Revolving Facility"), which matures in August 2006. As of December 31, 2001, Triton had current outstanding borrowings of (i) $14.4 million under the Tranche A term loan, (ii) $150.0 million under the Tranche B term loan, (iii) $14.4 million under the Tranche C term loan, and (iv) $6.2 million under the Tranche D term loan. As of December 31, 2001, the Company had $175.0 million of undrawn funds available under the Facility including (i) $100.0 million of the Revolving Facility and (ii) $75.0 million under the Tranche D term loan.

The lenders' commitment to make loans under the Revolving Facility automatically and permanently reduce, beginning in August 2004, in eight quarterly reductions (the amount of each of the first two reductions, $5.0 million, the next four reductions, $10.0 million, and the last two reductions, $25.0 million). The Tranche A, Tranche C and Tranche D term loans are required to be repaid, beginning in February 2002 in eighteen consecutive quarterly installments (the aggregate amount of each of the first four installments, $2,750,000, the next four installments, $4,125,000, the next four installments, $5,500,000, the next four installments, $6,875,000, and the last two installments, $16,500,000). The Tranche B term loan is required to be repaid beginning in February 2002, in twenty-one consecutive quarterly installments (the amount of the first sixteen installments, $375,000, the next four installments, $7.5 million, and the last installment, $114.0 million).

Loans accrue interest, at the Obligor's option, at (i) (a) the Adjusted LIBOR rate (as defined in the Credit Agreement) plus (b) the Applicable Margin (as defined in the Credit Agreement) (loans bearing interest described in (i), "Eurodollar Loans") or (ii) (a) the higher of (1) the Administrative Agent's prime rate or (2) the Federal Funds Effective Rate (as defined in the Credit Agreement) plus 0.5%, plus (b) the Applicable Margin (loans bearing interest described in (ii), "ABR Loans"). The Applicable Margin means, with respect to the Tranche B Term Loan, 2.00% per annum, in the case of an ABR Loan, and 3.00% per annum, in the case of a Eurodollar Loan; with respect to the Tranche A, C and D term loans and the Revolving Facility, until September 14, 2001, 1.50% in the case of ABR Loans and 2.50% in the case of Eurodollar Loans, and thereafter, a rate between 0.0% and 1.25% per annum, depending upon the Obligor's leverage ratio (the ratio of end-of-period debt to earnings before interest, taxes, depreciation, and amortization ("EBITDA")) in the case of an ABR Loan, and a rate between 1.00% and 2.25% per annum (depending upon the Obligor's leverage ratio), in the case of a Eurodollar Loan. A per annum rate equal to 2% plus the rate otherwise applicable to any such loan will be assessed on past due principal amounts, and accrued interest payable in arrears.

The Facility provides for an annual commitment fee of between 0.375% and 0.50% to be paid on undrawn commitments under the Tranche A, C, and D Term Loans and the Revolving Facility (depending on the Obligor's leverage ratio). The Obligor incurred commitment fees of approximately $2 million in 1999, $3 million in 2000, and $1 million in 2001. Under the Facility, the Obligor must also fix or limit the interest cost with respect to at least 50% of their total outstanding indebtedness. At December 31, 2001, approximately 100% of the outstanding debt was fixed. At December 31, 2001 committed availability under the Facility was $175.0 million.

All obligations of the Obligors under the Facility are unconditionally and irrevocably guaranteed by each existing and subsequently acquired or organized domestic subsidiary of Triton PCS. Borrowings under the Facility, and any related hedging contracts provided by the lenders thereunder, are collateralized by a first priority lien on substantially all of the assets of Triton PCS and each existing and subsequently acquired or organized domestic subsidiary of Triton PCS, including a first priority pledge of all the capital stock held by the Company, or any of its subsidiaries, provided that the pledge of shares of foreign subsidiaries may be limited to 65% of the outstanding shares of such foreign subsidiaries. The PCS licenses will be held by one or more single purpose subsidiaries of Triton PCS and will not be pledged to secure the obligations of Triton PCS under the Facility, although the equity interests of such subsidiaries will be pledged thereunder. Each single purpose subsidiary will not be allowed by Triton PCS to incur any liabilities or obligations other than the guarantee of the Facility issued by it, the security agreement entered into by it in connection with the Facility, guarantees relating to permitted subordinated debt, and, in the case of any single purpose subsidiary established to hold real estate, liabilities incurred in the ordinary course of business of such subsidiary which are incident to being the lessee of real property of the purchaser, owner or lessee of equipment, and taxes and other liabilities incurred in the ordinary course in order to maintain its existence.

Notes to Consolidated Financial Statements
Years ended December 31, 1999, 2000 and 2001

The Facility contains financial and other covenants, customary for a facility of this type, including covenants relating to the amount of indebtedness that Triton PCS may incur (including customary representations, warranties, indemnities and conditions precedent to borrowing), limitations on dividends, distributions (including distributions from Triton PCS to the Company), redemptions and repurchases of capital stock, and events of default.

The Term Loans are required to be prepaid in an aggregate amount equal to (i) 50% of excess cash flow of each fiscal year commencing with the fiscal year ending December 31, 2001, (ii) 100% of the net proceeds of asset sales, outside the ordinary course of business, or which are otherwise exempted, (iii) 100% of unused insurance proceeds, as defined in the Credit Agreement, and (iv) 100% of net cash proceeds received from additional debt issuance, over and above the first $150.0 million (senior and/or subordinated) which Triton PCS may subsequently incur unless, after giving effect to such issuance(s), (a) Triton PCS's ratio of senior debt to EBITDA is less than 5 to 1 and (b) Triton PCS is in pro forma compliance with required Credit Agreement covenants.

Loans under the Facility are available to fund capital expenditures related to the construction of Triton PCS's PCS network, the acquisition of related businesses, working capital needs of Triton PCS, subscriber acquisition costs, investments in bidding entities and other permitted business activities, as defined in the Credit Agreement. All indebtedness under the Facility constitutes debt which is senior to Triton PCS's 11% Senior Subordinated Discount Notes due 2008, 9⅜% Senior Subordinated Notes due 2011 and 8¾% Senior Subordinated Notes due 2011.

See Note (18), "Subsequent Events", for additional events relating to the Facility.

(9) Subordinated Debt

11% Senior Subordinated Discount Notes

On May 4, 1998, Triton PCS completed a private offering of $512 million principal amount at maturity of 11% Senior Subordinated Discount Notes due 2008 (the "11% Notes"), pursuant to Rule 144A and Regulation S of the Securities Act of 1933, as amended (the "Securities Act"). The net proceeds of the offering (after deducting the initial purchasers' discount of $9 million) were approximately $291.0 million.

Commencing on November 1, 2003, cash interest will be payable semiannually. Each 11% Note was offered at an original issue discount. Although cash interest will not be paid prior to May 1, 2003, the original issue discount will accrue from the issue date to May 1, 2003.

The 11% Notes may be redeemed at the option of Triton PCS, in whole or in part, at various points in time after May 1, 2003 at redemption prices specified in the indenture governing the 11% Notes plus accrued and unpaid interest, if any.

The 11% Notes are guaranteed on a joint and several basis by all of the subsidiaries of Triton PCS but are not guaranteed by the Company. The guarantees are unsecured obligations of the guarantors and are subordinated in right to the full payment of all senior debt under the Facility, including all of their obligations as guarantors thereunder.

Upon a change in control, each holder of the 11% Notes may require Triton PCS to repurchase such holder's 11% Notes, in whole or in part, at a purchase price equal to 101% of the accreted value thereof or the principal amount at maturity, as applicable, plus accrued and unpaid interest to the purchase date.

All outstanding principal and interest of the 11% Notes mature and require complete repayment on May 1, 2008.

9⅜% Senior Subordinated Notes
On January 19, 2001, Triton PCS completed a private offering of $350 million principal amount of 9⅜% Senior Subordinated Notes due 2011 (the "9⅜% Notes"), pursuant to Rule 144A and Regulation S of the Securities Act. The net proceeds of the offering (after deducting the initial purchasers' discount of approximately $9.2 million) were approximately $337.5 million.

Cash interest is payable semiannually on August 1 and February 1.

The 9⅜% Notes may be redeemed at the option of Triton PCS, in whole or in part, at various points in time after February 1, 2006 at redemption prices specified in the indenture governing the 9⅜% Notes plus accrued and unpaid interest, if any.

The 9⅜% Notes are guaranteed on a joint and several basis by all of the subsidiaries of Triton PCS but are not guaranteed by the Company. The guarantees are unsecured obligations of the guarantors, and are subordinated in right to the full payment of all senior debt under the Facility, including all of their obligations as guarantors thereunder.

Upon a change in control, each holder of the 9⅜% Notes may require Triton PCS to repurchase such holder's 9⅜% Notes, in whole or in part, at a purchase price equal to 101% of the aggregate principal amount, as applicable, plus accrued and unpaid interest to the purchase date.

All outstanding principal and interest of the 9⅜% Notes mature and require complete repayment on February 1, 2011.

8¾% Senior Subordinated Notes
On November 14, 2001, Triton PCS completed an offering of $400 million principal amount of 8¾% Senior Subordinated Notes due 2011 (the "8¾% Notes"), pursuant to Rule 144A and Regulation S of the Securities Act. The net proceeds of the offering (after deducting the initial purchasers' discount of $9.0 million and estimated expenses of $1 million) were approximately $390.0 million.

Commencing on May 15, 2002, cash interest will be payable semiannually.

The 8¾% Notes may be redeemed at the option of Triton PCS, in whole or in part, at various points in time after November 15, 2006 at redemption prices specified in the indenture governing the 8¾% Notes plus accrued and unpaid interest, if any.

The 8¾% Notes are guaranteed on a joint and several basis by all of the subsidiaries of Triton PCS but are not guaranteed by the Company. The guarantees are unsecured obligations of the guarantors, and are subordinated in right to the full payment of all senior debt under the Facility, including all of their obligations as guarantors thereunder.

Upon a change in control, each holder of the 8¾% Notes may require Triton PCS to repurchase such holder's 8¾% Notes, in whole or in part, at a purchase price equal to 101% of the aggregate principal amount, as applicable, plus accrued and unpaid interest to the purchase date.

All outstanding principal and interest of the 8¾% Notes mature and require complete repayment on November 15, 2011.

Notes to Consolidated Financial Statements
Years ended December 31, 1999, 2000 and 2001

(10) Income Taxes

The components of income tax expense are presented in the following table (in thousands):

YEARS ENDED DECEMBER 31,	1999	2000	2001
Current			
Federal	–	–	–
State	–	$474	$1,372
	–	474	1,372
Deferred			
Federal	–	219	–
State	–	53	–
	–	272	–
Total income tax expense	$ –	$746	$1,372

Income tax expense has been allocated $1,372 and $0 to continuing operations and extraordinary item, respectively. The income tax expense differs from those computed using the statutory U.S. Federal income tax rate as set forth below:

	1999	2000	2001
U.S. Federal statutory rate	35.00%	35.00%	35.00%
State income taxes, net of federal benefit	0.00%	(0.07)%	(0.45)%
Change in federal valuation allowance	(34.12)%	(35.27)%	(35.26)%
Other, net	(0.88)%	(0.08)%	0.02%
Effective Tax Rate	0.00%	(0.42)%	(0.69)%

The tax effects of significant temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows (in thousands):

	2000	2001
Deferred tax assets:		
Non-deductible accrued liabilities	$ 7,069	$ 12,380
Capitalized startup costs	1,541	951
Deferred gain	11,920	11,791
Unrealized losses	–	5,174
Net operating loss carry forward	185,681	285,762
	206,211	316,058
Valuation allowance	(142,425)	(236,567)
Net deferred tax assets	63,786	79,491
Deferred liabilities		
Intangible assets	24,360	24,335
Depreciation and amortization	51,361	67,091
Deferred tax liabilities	75,721	91,426
Net deferred tax liabilities	$ 11,935	$ 11,935

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management believes it is more likely than not the Company will realize the benefits of the deferred tax assets, net of the existing valuation allowance at December 31, 2001. As of December 31, 2001, approximately $11 million of the gross deferred tax asset and related valuation allowance is attributable to restricted stock compensation. To the extent that such assets are realized in the future, the benefit is applied to equity. If not utilized, the net operating losses will begin to expire in 2018.

(11) Fair Value of Financial Instruments

Fair value estimates, assumptions, and methods used to estimate the fair value of the Company's financial instruments are made in accordance with the requirements of SFAS No. 107, "Disclosures about Fair Value of Financial Instruments". The Company has used available market information to derive its estimates. However, because these estimates are made as of a specific point in time, they are not necessarily indicative of amounts the Company could realize currently. The use of different assumptions or estimating methods may have a material effect on the estimated fair value amounts.

	December 31,			
	2000		2001	
(IN THOUSANDS)	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Interest rate swaps – acting as a hedge	$ –	$ (4,162)	$ (7,660)	$ (7,660)
Interest rate swaps – not acting as a hedge	–	–	(12,924)	(12,924)
Long-term debt:				
Subordinated debt	391,804	403,191	1,167,338	1,233,280
Bank term loan	332,750	332,750	185,000	185,000
Capital leases	5,776	5,776	4,594	4,594

The carrying amounts of cash and cash equivalents, accounts and notes receivable, bank overdraft liability, accounts payable and accrued expenses are a reasonable estimate of their fair value due to the short-term nature of the instruments.

Long-term debt is comprised of subordinated debt, bank loans, and capital leases. The fair value of subordinated debt is stated at quoted market value. The carrying amounts of bank loans are a reasonable estimate of its fair value because market interest rates are variable. Capital leases are recorded at their net present value, which approximates fair value.

Management believes that determining a fair value for the Company's preferred stock is impractical due to the closely held nature of these investments.

The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 137 and SFAS No. 138, on January 1, 2001. SFAS No. 133, as amended, requires that the transition adjustment resulting from adopting these statements be reported in net income or other comprehensive income, as appropriate, as the cumulative effect of a change in accounting principle. In accordance with the transition provisions of SFAS No 133, as amended, the Company recorded a cumulative transition adjustment of approximately $4.2 million to Other Comprehensive Income to recognize the fair value of its derivative instruments as of the date of adoption.

Notes to Consolidated Financial Statements
Years ended December 31, 1999, 2000 and 2001

The Company utilizes interest rate swap derivatives to manage changes in market conditions related to interest rate payments on its variable rate debt obligations. As December 31, 2001, the Company had interest rate swap agreements with a total notional amount of $480.0 million.

The Company recognizes all derivatives on the balance sheet at fair value. Changes in the fair value for the effective portion of the gain or loss on a derivative that is designated as, and meets all the required criteria for, a cash flow hedge are recorded in Accumulated Other Comprehensive Income and reclassified into earnings as the underlying hedged items affect earnings. Amounts reclassified into earnings related to interest rate swap agreements are included in interest expense. The ineffective portion of the gain or loss on a derivative is recognized in earnings within other income or expense. Through November 14, 2001, the entire $480.0 million notional amount fixed the rate on a like amount of variable rate borrowings. On November 14, 2001, with the net proceeds from the 8¾% Notes offering, the Company extinguished $390.0 million of the variable rate debt. Approximately $301.2 million of the extinguished debt has been matched to a fixed interest rate swap in accordance with SFAS No. 133. As of December 31, 2001, the fair value of the derivatives were recorded as a $20.6 million liability, unrealized net losses of approximately $7.7 million related to these interest rate swaps was included in Accumulated Other Comprehensive Income, approximately $3.5 million of which is expected to be reclassified into earnings during the next twelve months. In addition, approximately $12.9 million of expense had been realized in the statement of operations. No hedge ineffectiveness for existing derivative instruments for the year ended December 31, 2001 was recorded based on calculations in accordance with SFAS No. 133, as amended.

(12) Related-Party Transactions

The Company was associated with Triton Cellular Partners L.P. ("Triton Cellular") by virtue of certain management overlap. Triton Cellular consummated the sale of substantially all of its assets in April 2000. As part of this association, certain costs were incurred on behalf of Triton Cellular and subsequently reimbursed to the Company. Such costs totaled $2.2 million and $714,000 during 1999 and 2000, respectively. In addition, pursuant to an agreement between the Company and Triton Cellular, allocations for management services rendered are charged to Triton Cellular. Such allocations totaled $505,000 and $196,000 for 1999 and 2000, respectively.

In February 1998, Triton PCS entered into a credit facility for which affiliates of certain investors serve as agent and lenders. The credit facility was amended and restated in September 1999 and September 2000. The second amended and restated credit agreement was amended in September 2001. On November 14, 2001, Triton PCS extinguished $390.0 million of the credit facility with proceeds from a senior subordinated notes offering (see Note 8). In connection with entering into and administering the credit facility and such amendments, the agent and lenders receive customary fees and expenses.

In January 2001 and November 2001, Triton PCS consummated private offerings of senior subordinated notes (see Note 9). Affiliates of several cash equity investors were initial purchasers in the private offerings and received an aggregate placement fee of $18.2 million through the issuance of the notes at a discount from the purchase price paid by investors.

(13) Relationship with Lafayette Communications Company L.L.C.

The Company holds a 39% interest in Lafayette, an entrepreneur under FCC guidelines. During 2001, Lafayette acquired 18 licenses covering a population of approximately 6.3 million people in areas of Georgia, South Carolina, Tennessee and Virginia. Lafayette has an application pending for an additional 13 licenses in areas of North Carolina and Virginia, but this application is subject to pending litigation involving the parties that formerly held these licenses, NextWave Personal Communications, Inc. and Urban Comm-North Carolina, Inc. There can be no assurance that this litigation will be resolved so as to allow these licenses to be acquired by Lafayette. Lafayette has met the initial FCC license build-out requirements for 17 of the licenses it currently holds.

As of December 31, 2001, the Company had written its initial investment in Lafayette down to zero and had reduced its carrying value of the $117.4 million loan receivable from Lafayette, so as to reflect 100% of Lafayette's 2001 loss of $718,000. The Company records any losses in Lafayette to Interest and Other Expense on the statement of operations. In connection with the loans, Lafayette has and will guarantee the Company's obligations under its credit facility, and such senior loans are and will be pledged to the lenders under the Company's credit facility.

(14) Commitments and Contingencies

(a) Leases

The Company has entered into various leases for its offices, land for cell sites, cell sites, and furniture and equipment under capital and operating leases expiring through 2025. The Company is recognizing rent expense on a straight-line basis over the life of the lease, which establishes deferred rent on the balance sheet. The Company has various capital lease commitments of approximately $4.6 million as of December 31, 2001. As of December 31, 2001, the future minimum rental payments under these lease agreements having an initial or remaining term in excess of one year were as follows:

(IN THOUSANDS)	Operating	Capital
2002	44,685	2,339
2003	42,347	1,855
2004	35,554	702
2005	28,379	106
2006	22,672	5
Thereafter	102,037	–
Total	$275,674	5,007
Interest expense		413
Net present value of future payments		4,594
Current portion of capital lease obligation		2,082
Long-term portion of capital lease obligation		$2,512

Rent expense under operating leases was $13.2 million, $29.4 million and $47.1 million for the years ended December 31, 1999, 2000 and 2001, respectively.

(b) Litigation

The Company has been involved in litigation relating to claims arising out of its operations in the normal course of business. The Company does not believe that an adverse outcome of any of these legal proceedings will have a material adverse effect on the Company's results of operations.

(15) Preferred Stock and Stockholders' Equity

(a) Capital Contributions

On February 4, 1998, pursuant to the Securities Purchase Agreement, the Company issued $140.0 million of equity to certain institutional investors and management stockholders in exchange for capital commitments aggregating $140.0 million. The Securities Purchase Agreement provided that the cash contributions be made to the Company. The Company directed that all cash contributions subsequent to the initial cash contributions be made directly to Triton.

Notes to Consolidated Financial Statements
Years ended December 31, 1999, 2000 and 2001

(b) Preferred Stock
The Series A convertible preferred stock ("Series A") is convertible into common stock at the option of the holders on or after February 4, 2006. The conversion rate for each share of Series A is equal to its accreted value divided by the then fair market value of the Company's common stock.

The holders of the Series A are entitled to 10% cumulative annual dividends, payable quarterly. At December 31, 2001, cumulative dividends accrued and classified as a component of preferred stock in the accompanying balance sheet are $36.3 million. The Company may defer payment of the dividends until June 30, 2008, at which time all deferred dividend payments must be made. The Series A is redeemable at its accreted value at the option of the Company on or after February 4, 2008. The Series A is redeemable at the option of the holders on or after February 4, 2018. The Series A and the Series B preferred stock ("Series B") are on a parity basis with respect to dividend rights and rights on liquidation and senior to all other classes of preferred or common stock of the Company. The Series A holders do not have any voting rights, except as required by law or in certain circumstances, but have the right to nominate one director.

In the event that there is a disqualifying transaction, the Company has the right to cause AT&T Wireless PCS to exchange certain shares of its Series A into Series B. The Series B has dividend rights equal to that of the Series A. The Series B is not convertible into any other security of the Company. The Series B is redeemable at its accreted value, at the option of the Company at any time. The Series B holders do not have any voting rights.

The Series C convertible preferred stock ("Series C") is convertible into a fixed number of shares Class A common stock at the option of the holder. Holder may elect, by written notice, to receive shares of Class B non-voting common stock instead of Class A common stock. The holders of the Series C vote with Class A common stock on an as-converted basis. Upon liquidation or dissolution, the holders of the Series C have a liquidation preference of $100 per share, subject to adjustment, and rank senior to the common stock.

The Series D convertible preferred stock ("Series D") is convertible into an equivalent number of shares of Series C at the option of the holder. The holders of the Series D do not have any voting rights. Upon liquidation or dissolution, the holders of the Series D have a liquidation preference of $100 per share, subject to adjustment, and rank senior to the Series C and the common stock.

In September 1999, the Company sold to certain directors and an officer, subject to stock purchase agreements, an aggregate of 3,400 shares of Series C preferred stock (which were converted into 78,200 shares of common stock in the Company's initial public offering) for a purchase price of $100.00 per share. Compensation expense of $0.8 million was recorded based on the estimated fair value at the date of issuance.

(c) Stock Split
In October 1999, the board of directors approved a 23-for-1 stock split of its common stock effective immediately prior to the initial public offering. All common stock share data have been retroactively adjusted to reflect this change.

(d) Initial Public Offering
On October 27, 1999, the Company completed an initial public offering of shares of its Class A common stock and raised approximately $190.2 million, net of $16.8 million of costs. Affiliates of First Union Affordable Housing Community Development Corporation and J.P. Morgan Partners (23A SBIC), LLC, each of which beneficially owns more than 5% of the Company's stock, served as underwriters and received underwriters' fees in connection with the initial public offering.

(e) Public Offering

On February 28, 2001, the Company issued and sold 3,500,000 shares of Class A common stock in an offering at $32 per share and raised approximately $106.1 million, net of $5.9 million of costs.

(16) Quarterly Results of Operations (Unaudited)

The following table summarizes the Company's quarterly financial data for the two years ended December 31, 2001 and December 31, 2000, respectively:

(IN THOUSANDS, EXCEPT PER SHARE DATA) 2001	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$113,360	$135,845	$149,164	$151,620
Loss from operations	(21,946)	(19,240)	(17,754)	(20,886)
Loss before extraordinary item	(43,570)	(42,652)	(44,202)	(64,207)
Net loss available to stockholders	(46,193)	(45,342)	(46,960)	(70,985)
Net loss per share – basic and diluted	$ (0.73)	$ (0.69)	$ (0.72)	$ (1.08)

(IN THOUSANDS, EXCEPT PER SHARE DATA) 2000	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$ 62,848	$ 85,236	$ 99,342	$109,855
Loss from operations	(35,238)	(32,009)	(24,137)	(33,504)
Net loss available to stockholders	(46,738)	(44,847)	(41,169)	(54,017)
Net loss per share – basic and diluted	$ (0.75)	$ (0.73)	$ (0.66)	$ (0.87)

(17) Supplemental Cash Flow Information

(IN THOUSANDS)	1999	2000	2001
Cash paid during the year for interest, net of amounts capitalized	$ 4,111	$12,943	$50,301
Non-cash investing and financing activities:			
Deferred stock compensation	15,791	33,373	67,617
Equipment acquired under capital lease obligation	3,456	2,573	786
Issuance of preferred stock in connection with Savannah/Athens Transaction	10,432	–	–
Change in fair value of derivative instruments	–	–	20,584
Capital expenditures included in accounts payable	26,145	13,410	37,929

(18) Subsequent Events

On February 20, 2002, Triton PCS entered into a second amendment to its Credit Agreement. As part of the second amendment, various maturity dates were revised under the Credit Facility as follows: the maturity dates of each of the Tranche A, C and D term loans and of the Revolving Facility were changed from August 2006 to May 2006. The maturity date of the Tranche B term loan was changed from May 2007 to February 2007.

Notes to Consolidated Financial Statements
Years ended December 31, 1999, 2000 and 2001

On March 8, 2002, Triton PCS entered into a third amendment to its Credit Agreement. The third amendment created a $125.0 million Tranche E term loan maturing in February 2007, increasing Triton PCS's committed available borrowings under the Facility to $300.0 million. Triton PCS must begin repaying the Tranche E term loan in sixteen consecutive quarterly installments, beginning in May 2003 (the amount of the first eleven installments, $312,500, the next four installments, $6,250,000, and the last installment, $96,562,500). The Tranche E term loan accrues interest under the same terms as the Tranche B term loan, with an Applicable Margin of 2.00% in the case of an ABR Loan, and 3.00% in the case of a Eurodollar Loan.

Board of Directors and Corporate Officers

Board of Directors

Michael E. Kalogris
Chairman and Chief Executive Officer
Triton PCS

Steven R. Skinner
President and Chief Operating Officer
Triton PCS

Scott I. Anderson
Principal, Cedar Grove Partners, LLC
and Cedar Grove Investments, LLC

John D. Beletic
Non-Executive Chairman, WebLink Wireless, Inc.

Arnold L. Chavkin
Executive Partner, J.P. Morgan Partners, LLC

William W. Hague
Executive Vice President, AT&T Wireless Services, Inc.

John W. Watkins
Managing General Partner, Telegraph Hill
Communications Partners, L.P.

Corporate Officers

Michael E. Kalogris
Chairman and Chief Executive Officer

Steven R. Skinner
President and Chief Operating Officer

David D. Clark
Executive Vice President, Chief Financial Officer
and Secretary

Daniel E. Hopkins
Senior Vice President and Treasurer

Stephen J. McNulty
Senior Vice President of Sales and Marketing
and President of SunCom

Glen A. Robinson
Senior Vice President of Technology

William A. Robinson
Senior Vice President of Operations

Corporate Information

Corporate Office
Triton PCS
1100 Cassatt Road
Berwyn, PA 19312
610.651.5900

Triton PCS Products and Services
For information on Triton PCS's products and services, call 1.877.CALL SUN or visit our websites at www.tritonpcs.com or www.suncom.com for online product shopping.

Stock Information
The common stock of Triton PCS is traded on the New York Stock Exchange under the symbol "TPC".

Registrar and Transfer Agent
EquiServe
Mail Stop 45-02-62
150 Royall Street
Canton, MA 02021
781.575.3400
www.equiserve.com

Inquiries regarding stock transfers, lost certificates or address changes should be directed to the registrar and transfer agent.

Independent Auditors
PricewaterhouseCoopers LLP
Philadelphia, PA

10-K Report and Stockholder Inquiries
The Company has filed its annual report on Form 10-K with the Securities and Exchange Commission for the year ended December 31, 2001. Requests for a copy of this report or general investor inquiries should be directed to:

Maria M. Olagues
Director, Investor Relations and Strategic Planning
Triton PCS
1100 Cassatt Road
Berwyn, PA 19312
610.651.5900


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Triton PCS
1100 Cassatt Road
Berwyn, PA 19312
610.651.5900
www.tritonpcs.com